# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

02030550

REGISTRANT'S NAME Fubon Insurance Co Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______



FILE NO. 82- 4788 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

*OICF/BY:* dlw

*DATE* : 3/15/02

Fubon Insurance Co., Ltd

AR/S
12-31-01

(CORPORATE INFO)

41

## 董事監察人

蔡明忠　董事長
廖史眼　副董事長
石燦明　常務董事
賴星樑　董事
呂建宏　董事
賴國利　董事
陳榮華　董事
林茂雄　董事
林良海　董事
周東寶　常務監察人
王為忠　監察人

## 主管經理人

石燦明　總經理
賴國利　執行副總經理
林良海　副總經理
陳燦煌　副總經理
詹俊裕　總稽核
蔡明和　協理
蘇蒯松　協理
鄭基男　協理
林讚育　協理
吳益欽　協理
黃明裕　協理
陳財旺　協理
林耀堂　協理
鄒雲清　協理
陳伯燿　協理
曾增廣　協理
陳慶松　協理
賴秋明　協理
沈一成　顧問
高蘇源　秘書室主任
張進宮　人力資源部經理
簡慶鴻　電腦部經理
沈一成(兼)會計室主任
蔡昌里　稽核室主任
詹勝峰　國外部經理
李榮宗　財務部經理
林伯松　投資部經理
莊子明　企劃部經理
陳貴霞　精算部經理
林金穗　損害防阻服務部經理
郭朝男　教育中心主任
楊清榮　火災保險業務部經理
戴子欽　火災新種險營業一部經理
李元鐘　火災新種險營業二部經理
顏順志　新種保險業務部經理
許榮聰　海上保險業務部經理
江志鴻　海上保險營業部經理
陳伯燿(兼)汽車保險業務部經理
曾增廣(兼)汽車保險營業部經理
簡榮冠　汽車保險理賠一部經理
薛國平　汽車保險理賠二部經理
鄒雲清(兼)汽車保險理賠三部經理

王銓裕　信義營業部經理
黃瑞敏　大安營業部經理
江獻昌　基隆分公司經理
林漢沂　板橋分公司經理
張憲初　城中分公司經理
盧坤銘　士林分公司經理
謝俊哲　三重分公司經理
莊俊吉　萬華分公司經理
林松文　敦化分公司經理
呂玉林　新莊分公司經理
吳太富　雙和分公司經理
鄭士立　桃園分公司經理
曾國寶　中壢分公司經理
王世吉　新竹分公司經理
謝永定　苗栗分公司經理

台中分公司
林明慧　第一營業部經理
張逸群　第二營業部經理
陳德煌　汽車保險理賠部經理

林信雄　豐原分公司經理
林富久　南投分公司經理
蕭志宗　沙鹿分公司經理
廖慶勇　彰化分公司經理
楊志中　嘉義分公司經理
黃誌誠　虎尾分公司經理
陳善旭　新營分公司經理

台南分公司
蘇秋榮　第一營業部經理
朱木琴　第二營業部經理

高雄分公司
林穎川　第一營業部經理
黃汕杭　第二營業部經理
陳招貴　汽車保險理賠部經理

王啟惠　北高雄分公司經理
黃文亮　鳳山分公司經理
陳財賢　屏東分公司經理
黃德利　蘭陽分公司經理
許國芳　花蓮分公司經理
張衍斌　台東分公司經理

總公司
台北市建國南路一段237號
電話 (02)27067890
傳真 (02)27042915

基隆分公司
基隆市義一路38號
電話 (02)24249121
傳真 (02)24249214

板橋分公司
台北縣板橋市文化路一段266號
電話 (02)22546177
傳真 (02)22544922

士林分公司
台北市士林區中正路525號
電話 (02)28831990
傳真 (02)28823492

城中分公司
台北市襄陽路9號
電話 (02)23318383
傳真 (02)23317878

三重分公司
台北縣三重市重陽路二段18巷3號
電話 (02)29833558
傳真 (02)29886573

萬華分公司
台北市桂林路31號
電話 (02)23146756
傳真 (02)23819529

敦化分公司
台北市敦化北路201之36號
電話 (02)27173319
傳真 (02)27151866

新莊分公司
台北縣新莊市公園一路141號
電話 (02)22778316
傳真 (02)22778323

雙和分公司
台北縣中和市中山路二段122號
電話 (02)22468268
傳真 (02)22468270

桃園分公司
桃園市三民路三段245之1號
電話 (03)3352115
傳真 (03)3363171

中壢分公司
桃園縣中壢市環北路398號
電話 (03)4272300
傳真 (03)4272333

新竹分公司
新竹市中正路141號
電話 (03)5281288
傳真 (03)5252155

苗栗分公司
苗栗市中正路399號
電話 (037)323212
傳真 (037)339321

台中分公司
台中市柳川西路二段196號
電話 (04)2283176
傳真 (04)2217220

豐原分公司
台中縣豐原市中山路340號
電話 (04)5273112
傳真 (04)5270654

沙鹿分公司
台中縣沙鹿鎮中棲路290之3號
電話 (04)6623666
傳真 (04)6629892

南投分公司
南投市中興路616號
電話 (049)233966
傳真 (049)226922

彰化分公司
彰化市中正路一段1號
電話 (04)7253176
傳真 (04)7223538

嘉義分公司
嘉義市民權路396號
電話 (05)2231515
傳真 (05)2226644

虎尾分公司
雲林縣虎尾鎮新興路116號
電話 (05)6332178
傳真 (05)6332248

台南分公司
台南市中山路166之6號
電話 (06)2261261
傳真 (06)2210957

新營分公司
台南縣新營市民治路301號
電話 (06)6566233
傳真 (06)6566400

高雄分公司
高雄市民族二路95號
電話 (07)2238585
傳真 (07)2228915

北高雄分公司
高雄市鼓山區大順一路439號
電話 (07)5551737
傳真 (07)5552736

鳳山分公司
高雄縣鳳山市建國路三段156號
電話 (07)7479711
傳真 (07)7439004

屏東分公司
屏東市和平路459號
電話 (08)7322882
傳真 (08)7332727

蘭陽分公司
宜蘭縣羅東鎮公正路197號
電話 (03)9562121
傳真 (03)9569295

花蓮分公司
花蓮市林森路256號
電話 (03)8330151
傳真 (03)8335101

台東分公司
台東市傳廣路26號
電話 (089)318251
傳真 (089)318353

富邦教育中心
台北縣淡水鎮八勢一街39巷19號
電話 (02)28083399
傳真 (02)28083366

吉隆坡辦事處
Hong Leong Assurance Bhd.
Tingkat 18, Wisma HLA
Jalan Raja Chulan,
50200 Kuala Lumper,
Peti Surat 12495,
50780 Kuala Lumpur, Malaysia
Tel (603)2426669
Fax (603)2424557

檳城辦事處
Hong Leong Assurance Bhd.
Tingkat 3, Bangunan HLA
17 Leboh Bishop,
10200 Pulau Pinang, Malaysia
Tel (604)2638262
Fax (604)2612435

泰國辦事處
A. I. Tower
9F, 181/19 Surawongse Road
Bangkok 10500, Thailand
Tel (622)2672312
Fax (662)6349879

印尼辦事處
Wisma Asia 12th to 15th Floor
Jl Let Jend S. Parman No. 79
Jakarta 11420, Indonesia
Tel (6221)6537933
Fax (6221)6538029

香港辦事處
香港九龍尖沙咀金巴利道1-23號
美麗華大廈21樓2118室
電話 (852)25823500
傳真 (852)28275551

越南辦事處
1st Floor, OSIC Building
8, Nguyen Hue Street District 1,
Ho Chi Minh City, Vietnam
Tel (848)8293996
Fax (848)8250532

菲律賓辦事處
Pioneer Insurance & Surety Corp.
Pioneer House-Makati
108 Paseo De Roxas, Makati
Metro Manila, Philippines
Tel (632)8122875
Fax (632)8124605

## DIRECTORS & SUPERVISORS

**Tsai Ming-Chung**
Chairman

**Liao Shih-Yen**
Vice Chairman

**Shih Tsan-Ming**
Managing Director

**Lai Hsing-Liang**
Director

**Liu Chien-Hung**
Director

**Lai Kuo-Li**
Director

**Chen Jung-Hwa**
Director

**Lin Mao-Hsiung**
Director

**Peter L.H. Lin**
Director

**Chou Tong-Pao**
Executive Supervisor

**Wang Wei-Chung**
Supervisor

## MANAGEMENT

**Shih Tsan-Ming**
President

**Lai Kuo-Li**
Excutive Vice President

**Peter L.H. Lin**
Senior Vice President

**Steve T.H. Chen**
Senior Vice President

**Chan Chun-Tu**
Vice President

**Tsai Ming-Her**
Vice President

**Su Kuai-Sung**
Vice President

**Cheng Chi-Nan**
Vice President

**Lin Chan-Yu**
Vice President

**Wu Yih-Chin**
Vice President

**Huang Ming-Yu**
Vice President

**Richer Chen**
Vice President

**Tony Y.T. Lin**
Vice President

**Chou Yun-Ching**
Vice President

**Ben B.Y. Chen**
Vice President

**Tseng Tseng-Kuang**
Vice President

**Thomas Chen**
Vice President

**Lai Chiu-Ming**
Vice President

**Sheen Yi-Cheng**
Consultant

**Jerry Kao**
Manager of Office Administration

**Chang Chin-Kung**
Manager of Human Resources

**Zeno Chein**
Manager of EDP

**Sheen Yi-Cheng (Con.)**
Manager of Accounting

**Tsai Chang-Li**
Manager of Internal Auditing

**James S.F. Jan**
Manager of International

**Jerry Lee**
Manager of Finance

**Paul Lin**
Manager of Investment

**Fred Juang**
Manager of Planning

**Kuei-Hsia Ruth Chu**
Manager of Actuaria

**J. S. Lin**
Manager of Safety & Loss Contral

**Kuo Chao- Nan**
Manager of Training Center

**Cliff C.Z. Yang**
Manager of Fire Underwriting

**Dai Tze-Chin**
Manager of 1st Non-Marine Production

**Lee Yuan-Chung**
Manager of 2nd Non-Marine Production

**Roland S.C. Yen**
Manager of Casualty Underwriting

**Robert Hsu**
Manager of Marine Underwriting

**David Chiang**
Manager of Marine Production

**Ben B.Y. Chen (Con.)**
Manager of Motor Underwriting

**Tseng Tseng-Kuang (Con.)**
Manager of Motor Insurance Production

**Chien Jung-Kuan**
Manager of 1st Motor Claims

**Hsueh Kuo-Ping**
Manager of 2nd Motor Claims

**Chou Yun-Ching (Con.)**
Manager of 3rd Motor Claims

**Wang Chun-Yu**
Manager of Hsinyi General Production

**Raymond Huang**
Manager of Taan General Production

**Chiang Shen-Chung**
Manager of Keelung Branch

**Lin Hun-I**
Manager of Panchiao Branch

**Jimmy K.M. Lu**
Manager of Shihlin Branch

**Chang Hsien-Chu**
Manager of Chengchung Branch

**Hsieh Jiunn-Jer**
Manager of Sanchung Branch

**Antony Chuang**
Manager of Wanhua Branch

**Billy Lin**
Manager of Tuenhua Branch

**Liu Yu-Lin**
Manager of Hsinchuang Branch

**Wu Tai-Fu**
Manager of Shuangho Branch

**S. L. Cheng**
Manager of Taoyuan Branch

**Tseng Kuo-Pao**
Manager of Chungli Branch

**John S.C. Wang**
Manager of Hsinchu Branch

**Hsieh Yung-Ting**
Manager of Miaoli Branch

Taichung Branch

**Lin Ming-Hui**
Manager of 1st General Production

**Chang Yi-Ching**
Manager of 2nd General Production

**Tony Chen**
Manager of Motor Claims

**Lin Hsin-Hsiung**
Manager of Fengyuan Branch

**Lin Fu-Chiu**
Manager of Nantou Branch

**Shiau Jyh-Tzung**
Manager of Shalu Branch

**Liao Ching-Yung**
Manager of Changhua Branch

**Yang Chih-Chung**
Manager of Chiayi Branch

**Huang Chih-Chen**
Manager of Huwei Branch

**Chen Shan-Hsu**
Manager of Hsinying Branch

Tainan Branch

**Su Chiu-Jung**
Manager of 1st General Production

**Philip Chu**
Manager of 2nd General Production

Kaohsiung Branch

**Lin Yin-Chuan**
Manager of 1st General Production

**Huang Shan-Hang**
Manager of 2nd General Production

**Chen Jau-Kuei**
Manager of Motor Claims

**Wang Chi-Hui**
Manager of North-Kaohsiung Branch

**Huang Wen-Liang**
Manager of Fongsan Branch

**Chen Tsai-Hsien**
Manager of Pingtung Branch

**Hung De-Li**
Manager of Lanyang Branch

**Hsu Kuo-Fang**
Manager of Hualien Branch

**Chang Yen-Pin**
Manager of Taitung Branch

**Headquarters**
237 Chien Kuo S. Rd.,
Section 1, Taipei, Taiwan
Tel (02)27067890 Fax(02)27042915

**Keelung Branch Office**
38 Yi I Rd., Keelung, Taiwan
Tel (02)24249121 Fax(02)24249214

**Panchiao Branch Office**
266 Wen Hua Rd., Section 1,
Panchiao, Taipei Hsien, Taiwan
Tel (02)2546177 Fax(02)22544922

**Shihlin Branch Office**
525 Chung Cheng Rd., Taipei, Taiwan
Tel (02)28831990 Fax(02)28823492

**Chengchung Branch Office**
9 Hsiang Yang Rd., Taipei, Taiwan
Tel (02)23318383 Fax(02)23317878

**Sanchung Branch Office**
3 Chung Yang Rd., Section 2, Lane 18,
Sanchung, Taipei Hsien, Taiwan
Tel (02)29833558 Fax(02)29886573

**Wanhua Branch Office**
31 Kuei Lin Rd., Taipei, Taiwan
Tel (02)23146756 Fax(02)23819529

**Tuenhua Branch Office**
201-36 Tuen Hua N. Rd., Taipei, Taiwan
Tel (02)27173319 Fax(02)27151866

**Hsinchuang Branch Office**
141 Kung Yuen 1st Rd., Hsinchuang,
Taipei Hsien, Taiwan
Tel (02)22778316 Fax(02)22778323

**Shuangho Branch Office**
122 Chung Shan Rd., Section 2,
Chungho, Taipei Hsien, Taiwan
Tel (02)22468268 Fax(02)22468270

**Taoyuan Branch Office**
245-1, San Min Rd.,Section 3,
Taoyuan, Taiwan
Tel (03)3352115 Fax(03)3363171

**Chungli Branch Office**
398 Hwan Pei Rd., Chungli,
Taoyuan Hsien, Taiwan
Tel (03)4272300 Fax(03)4272333

**Hsinchu Branch Office**
141 Chung Cheng Rd., Hsinchu, Taiwan
Tel (03)5281288 Fax(03)5252155

**Miaoli Branch Office**
399 Chung Cheng Rd., Miaoli, Taiwan
Tel (037)323212 Fax(037)339321

**Taichung Branch Office**
196 Liu Chuan W. Rd.,
Section 2, Taichung, Taiwan
Tel (04)2283176 Fax(04)2217220

**Fengyuan Branch Office**
340 Chung Shan Rd.,Fengyuan,
Taichung Hsien, Taiwan
Tel (04)5273112 Fax(04)5270654

**Shalu Branch Office**
290-3 Chung Che Rd.,
Shalu, Taichung Hsien, Taiwan
Tel (04)6623666 Fax(04)6629892

**Nantou Branch Office**
616 Chung Shing Rd., Nantou, Taiwan
Tel (049)233966 Fax(049)226922

**Changhua Branch Office**
1 Chung Cheng Rd., Section 1,
Changhua, Taiwan
Tel (04)7253176 Fax(04)7223538

**Chiayi Branch Office**
396 Mim Chyuarn Rd., Chiayi, Taiwan
Tel (05)2231515 Fax (05)2226644

**Huwei Branch Office**
116 Hsin Hsing Rd., Huwei,
Yunlin Hsien, Taiwan
Tel (05)6332178 Fax(05)6332248

**Tainan Branch Office**
166-6 Chung Shan Rd., Tainan, Taiwan
Tel (06)2261261 Fax(06)2210957

**Hsinying Branch Office**
301 Min Chih Rd., Hsihying
Tainan Hsien, Taiwan
Tel (06)6566233 Fax(06)6566400

**Kaohsiung Branch Office**
95 Min Tsu 2nd Rd., Kaohsiung, Taiwan
Tel (07)2238585 Fax(07)2228915

**North-Kaohsiung Branch Office**
439 Tai-Shun 1st Rd., Kaohsiung, Taiwan
Tel (07)5551737 Fax(07)5552736

**Fongshan Branch Office**
156 Chien Kuo Rd., Sec 3,
Fongshan, Kaohsiung Hsien, Taiwan
Tel (07)7479711 Fax(07)7439004

**Pingtung Branch Office**
459 Ho Ping Rd., Pingtung, Taiwan
Tel (08)7322882 Fax(08)7332727

**Lanyang Branch Office**
197 Kung Cheng Rd., Lotung,
Ilan Hsien, Taiwan
Tel (039)562121 Fax(039)569295

**Hualien Branch Office**
256 Linsen Rd., Hualien, Taiwan
Tel (038)330151 Fax(038)335101

**Taitung Branch Office**
26 Chuan Kuang Rd., Taitung, Taiwan
Tel (089)318251 Fax(089)318353

**Fubon Training Center**
19, Bash 1st st., Danshuei Jen,
Taipei Hsien, Taiwan
Tel (02)28083399 Fax(02)28083366

**Kuala Lumpur Office**
Hong Leong Assurance
Sdn. Bhd. Tingkat 18
Wisma HLA Jalan Raja
Chulan Peti Surat 12495
50780 Kuala Lumpur, Malaysia
Tel (603)2426669 Fax (603)2424557

**Pulau Penang Office**
Hong Leong Assurance Bhd.
Tingkat 3, Bangunan HLA
17 Leboh Bishop, 10200 Pulau
Penang, Malaysia
Tel (604)2638262 Fax(604)2612435

**Thailand Office**
A.I. Tower
9F, 181/19 Surawongse Road
Bangkok 10500, Thailand
Tel (662)2672312 Fax (662)6349879

**Indonesia Office**
Wisma Asia 12th to 15th Floor
Jl Let Jend S. Parman No. 79
Jakarta 11420, Indonesia
Tel (6221)6537933
Fax (6221)6538029

**Hong Kong Office**
Suite 2118, 21 F, Miramar Tower
1-23 Kimberley Rd., Tsimshatsui,
Kowloon, Hong Kong
Tel (852)25823500 Fax(852)28275551

**Vietnam Office**
1 F, OSIC Building
8, Nguyen Hue Street, District 1,
Ho Chi Minh City, Vietnam
Tel (848)8293996 Fax(848)8250532

**Philippines Office**
Pioneer Insurance & Surety Corp.
Pioneer House-Makati 108 Paseo De Roxas,
Makati Metro Manila, Philippines
Tel (632)8122875 Fax(632)8124605

# 富邦集團關係企業

## 保險服務 Insurance Services

**富邦產物保險股份有限公司**
民國五十年四月成立
董事長：蔡明忠
總經理：石燦明
資本額：一七二．三九億元
台北市仁愛路四段169號
電話 (02)2706-7890
傳真 (02)2704-2915

**富邦人壽保險股份有限公司**
民國八十二年七月成立
董事長：蔡明興
總經理：角本田
資本額：四十八億元
台北市敦化南路一段108號
電話 (02)8771-6699
傳真 (02)8771-5919

## 證券投資服務 Securities & Investment Services

**富邦證券投資顧問事業股份有限公司**
民國七十六年三月成立
董事長：阮秀驊
總經理：周資清
資本額：一千萬元
台北市敦化南路一段108號
電話 (02)8771-6272
傳真 (02)8771-6212

**富邦綜合證券股份有限公司**
民國七十七年九月成立
董事長：葉公亮
總經理：葉公亮
資本額：一〇四．六四億元
台北市敦化南路一段108號
電話 (02)8771-6688
傳真 (02)8771-6636

**富邦證券投資信託股份有限公司**
民國八十一年九月成立
董事長：蔡明興
總經理：林福星
資本額：四．五億元
台北市建國南路一段237號
電話 (02)8771-6688
傳真 (02)8771-6788

**富邦證券金融股份有限公司**
民國八十四年七月成立
董事長：簡從德
總經理：莊啟文
資本額：六十三億元
台北市仁愛路四段169號
電話 (02)2772-2388
傳真 (02)2711-4388

**富邦創業投資股份有限公司**
民國八十五年十二月成立
董事長：蔡明忠
總經理：李柱信
資本額：五億元
台北市敦化南路一段108號
電話 (02)8773-9996
傳真 (02)8773-9997

**富邦期貨股份有限公司**
民國八十七年八月成立
董事長：葉公亮
總經理：侯志青
資本額：六．五億元
台北市襄陽路9號
電話 (02)2388-2626
傳真 (02)2370-1112

## 銀行金融服務 Banking & Finance Services

**富邦商業銀行股份有限公司**
民國八十一年四月成立
董事長：俞政
總經理：王全喜
資本額：一五七．六億元
台北市仁愛路四段169號
電話 (02)2771-6699
傳真 (02)2778-0809

**富邦票券金融股份有限公司**
民國八十六年四月成立
董事長：林嘉禎
總經理：吳正慶
資本額：三十五．二億元
台北市仁愛路四段169號
電話 (02)2771-8989
傳真 (02)2771-5769

**富邦直效行銷顧問股份有限公司**
民國八十六年八月成立
董事長：何玉印
總經理：林啟峰
資本額：五千萬元
台北市襄陽路9號
電話 (02)2361-3699
傳真 (02)2361-2305

## 不動產服務 Land Development & Construction Services

**富邦建設股份有限公司**
民國六十七年三月成立
董事長：蔡明忠
總經理：薛昭信
資本額：二十億元
台北市仁愛路四段169號
電話 (02)2781-8989
傳真 (02)2711-7117

**富本營造股份有限公司**
民國六十七年八月成立
董事長：高金能
資本額：一．四四億元
台北市仁愛路四段169號
電話 (02)2781-8989
傳真 (02)2711-7117

**富邦建築經理股份有限公司**
民國八十四年十二月成立
董事長：蔡明忠
副董事長：薛昭信
資本額：一．二一億元
台北市仁愛路四段169號
電話 (02)2776-9977
傳真 (02)2781-3177

**富邦建築物管理維護股份有限公司**
民國八十六年十二月成立
董事長：阮秀驊
資本額：二千萬元
台北市仁愛路四段169號
電話 (02)2731-3939
傳真 (02)2721-8375

## 公益服務 Charity Foundations

**富邦慈善基金會**
民國七十七年十二月成立
董事長：蔡萬才
資金：五．一九億元
台北市建國南路一段237號
電話 (02)2754-8388
傳真 (02)2704-8213

**富邦文教基金會**
民國七十九年四月成立
董事長：蔡楊湘薰
資金：一．七五億元
台北市建國南路一段237號
電話 (02)2704-8856
傳真 (02)2704-8213

**富邦藝術基金會**
民國八十六年七月成立
董事長：蔡楊湘薰
資金：一千萬元
台北市敦化南路一段108號
電話 (02)8771-4890
傳真 (02)2771-4884

**Fubon Insurance Co., Ltd.**
Year of Founding: April, 1961
Chairman: Tsai Ming-Chung
President: Shih Tsan-Ming
Capital: NT$17.2 Billion
237, Chien Kuo S. Road,
Section 1, Taipei, Taiwan
Tel (02)2706-7890
Fax (02)2704-2915

**Fubon Life Assurance Co., Ltd.**
Year of Founding: July, 1993
Chairman: Tsai Ming-Hsing
President: Chiao Pen-Tien
Capital: NT$4.8 Billion
108, Tun Hua S. Road,
Section 1, Taipei, Taiwan
Tel (02)8771-6699
Fax (02)8711-5919

---

**Fubon Securities Investment Services Co., Ltd.**
Year of Founding: March, 1987
Chairman: Stanley Yuan
President: Chou, Eric
Capital: NT$10 Million
108, Tun Hua S. Road,
Section 1, Taipei, Taiwan
Tel (02)8771-6272
Fax (02)8771-6212

**Fubon Securities Co., Ltd.**
Year of Founding: September, 1988
Chairman: Yeh Kung-Liang
President: Yeh Kung-Liang
Capital: NT$10.5 Billion
108, Tun Hua S. Road,
Section 1, Taipei, Taiwan
Tel (02)8771-6688
Fax (02)8771-6636

**Fubon Securities Investment Trust Co., Ltd.**
Year of Founding: September, 1992
Chairman: Tsai Ming-Hsing
President: Lin, Howard
Capital: NT$450 Million
108, Tun Hua S. Road,
Section 1, Taipei, Taiwan
Tel (02)8771-6688
Fax (02)8771-6788

**Fubon Securities Finance Co., Ltd.**
Year of Founding: July, 1995
Chairman:Chien Tsung Der
President: Chuang Chi-Wen
Capital: NT$6.3 Billion
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2772-2388
Fax (02)2711-4388

**Fubon Venture Capital Co., Ltd.**
Year of Founding: December, 1996
Chairman: Tsai Ming-Chung
President: Lee Chu-Hsin
Capital: NT$500 Million
108, Tun Hua S. Road,
Section 1, Taipei, Taiwan
Tel (02)8773-9996
Fax (02)8773-9997

**Fubon Futures Co., Ltd.**
Year of Founding: August, 1998
Chairman: Yeh Kung-Liang
President: Ho, Ching-Chih
Capital: NT$650 Million
9, Hsiang Yang Road,
Taipei, Taiwan
Tel (02)2388-2626
Fax (02)2370-1121

---

**Fubon Commercial Bank Co., Ltd**
Year of Founding: April, 1992
Chairman: Yu Chen S.
President: Wang Chuan-Hsi
Capital: NT$15.7 Billion
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2771-6699
Fax (02)2778-0809

**Fubon Bills Finance Co., Ltd.**
Year of Founding: April, 1997
Chairman: Lin Chia-Chen
President: Wu Cheng-Ching
Capital: NT$3.52 Billion
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2771-8989
Fax (02)2771-5769

**Fubon Direct Marketing Consulting Co., Ltd.**
Year of Founding: August, 1997
Chairman: Ho Yuh-Yinn
President: Lin Chi-Feng
Capital: NT$50 Million
9, Hsiang Yang Road,
Taipei, Taiwan
Tel (02)2361-3699
Fax (02)2361-2305

---

**Fubon Land Development Co., Ltd.**
Year of Founding: March, 1978
Chairman: Tsai Ming-Chung
President: Hsueh Chao-Shin
Capital: NT$2.0 Billion
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2781-8989
Fax (02)2711-7117

**Fubon Construction Co., Ltd.**
Year of Founding: August, 1978
Chairman: Kao Ching-Lung
Capital: NT$144 Million
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2781-8989
Fax (02)2711-7117

**Fubon Construction Management Co., Ltd.**
Year of Founding: December, 1995
Chairman: Tsai Ming-Chung
Deputy Chairman: Hsueh Chao-Shin
Capital: NT$121Million
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2776-9977
Fax (02)2781-3177

**Fubon Property Management Co., Ltd.**
Year of Founding: December, 1997
Chairman: Stanley Yuan
Capital: NT$20 Million
169, Jen Ai Road, Section 4,
Taipei, Taiwan
Tel (02)2731-3939
Fax (02)2721-8375

---

**Fubon Charity Foundation**
Year of Founding: December, 1988
Chairman: Tsai Wan-Tsai
Endowment: NT$519 Million
237, Chien Kuo S. Road,
Section 1, Taipei, Taiwan
Tel (02)2754-8388
Fax (02)2704-8213

**Fubon Culture & Education Foundation**
Year of Founding: April, 1990
Chairman: Tsai Yang Hsiang-Shun
Endowment: NT$175 Million
237, Chien Kuo S. Road,
Section 1, Taipei, Taiwan
Tel (02)2704-8856
Fax (02)2704-8213

**Fubon Art Foundation**
Year of Founding: July, 1997
Chairman: Tsai Yang Hsiang-Shun
Endowment: NT$10 Million
108, Tun Hua S. Road,
Section 1, Taipei, Taiwan
Tel (02)8771-4890
Fax (02)8771-4884

## 保險服務
## Insurance Services

- 富邦產物保險股份有限公司
  Fubon Insurance Co., Ltd.
- 富邦人壽保險股份有限公司
  Fubon Life Assurance Co., Ltd.

## 證券投資服務
## Securities & Investment Services

- 富邦綜合證券股份有限公司
  Fubon Securities Co., Ltd.
- 富邦證券投資信託股份有限公司
  Fubon Securities Investment Trust Co., Ltd.
- 富邦證券投資顧問事業股份有限公司
  Fubon Investment Services Co., Ltd.
- 富邦期貨股份有限公司
  Fubon Futures Co., Ltd.
- 富邦證券金融股份有限公司
  Fubon Securities Finance Co., Ltd.
- 富邦創業投資股份有限公司
  Fubon Venture Capital Co., Ltd.
- **Cathay Asset Management (New York)**
- **Cathay Financial Corporation (New York)**

## 銀行金融服務
## Banking & Finance Services

- 富邦商業銀行股份有限公司
  Fubon Commercial Bank Co., Ltd.
- 富邦票券金融股份有限公司
  Fubon Bills Finance Co., Ltd.
- 富邦直效行銷顧問股份有限公司
  Fubon Direct Marketing Consulting Co., Ltd.

## 不動產服務
## Land Development & Construction Services

- 富邦建設股份有限公司
  Fubon Land Development Co., Ltd.
- 富邦建築物管理維護股份有限公司
  Fubon Property Management Co., Ltd.
- 富本營造股份有限公司
  Fubon Construction Co., Ltd.
- 富邦建築經理股份有限公司
  Fubon Construction Management Co., Ltd

## 公益服務
## Charity Foundations

- 富邦慈善基金會
  Fubon Charity Foundation
- 富邦文教基金會
  Fubon Culture & Education Foundation
- 富邦藝術基金會
  Fubon Art Foundation

永續經營的富邦集團
本著「誠信、親切、專業、創新」的理念
以整合行銷的經營策略
開創多元化的金融業務
建構為台灣最完整的全方位金融服務集團
提供客戶多樣且安全的理財服務
富邦集團以「取之社會，用之社會」的企業良知
持續回饋社會
實踐「富國安邦」的理想

The Fubon Group carries forth a long-standing tradition of "Sincerity, Friendliness, Professionalism, and Innovation."
By integrating markets and opening up diverse new areas of finance,
Fubon has become Taiwan's most extensive full-service financial group, providing customers with a complete spectrum of safe financial services.
Fubon's corporate conscience of "Give back to society what we've earned from society" motivates outstanding corporate citizenship in a true partnership for the good of all.

# Attachment (ii)B-2

## (Summary of English Annual Audited Financial Statements)

**Balance Sheet of Fubon Insurance Co. Ltd.**
**December 31, 2000**

Unit: NT$1,000

| Code | Assets | December 31, 2000 Amount | % | Code | Liabilities and Shareholders' Rights and Benefits | December 31, 2000 Amount | % |
|---|---|---|---|---|---|---|---|
| 11XX | Floating Assets | | | 21XX | Floating liabilities: | | |
| 1100 | Cash | $ 15,501,420 | 21.90 | 2105 | Redeemable bonds | 3,554,336 | 5.02 |
| 1130 | Short-term investment | 25,216,051 | 35.63 | 2147 | Expenses payable | 478,034 | 0.67 |
| 1141 | Bills receivable | 1,197,399 | 1.69 | 2148 | Tax payable | 103,218 | 0.15 |
| 1150 | Revenue receivable | 334,648 | 0.47 | 2153 | Commission payable | 294,060 | 0.41 |
| 1156 | Premium receivable | 2,215,043 | 3.13 | 2157 | Insurance compensation payable | 6,121,563 | 8.65 |
| 1157 | Apportionable reinsurance payment | 7,638,309 | 10.79 | 2158 | Reinsurance compensation payable | 220,601 | 0.31 |
| 1166 | Inter-insurance companies borrowing | 1,018,133 | 1.44 | 2166 | Inter-insurance companies borrowing | 649,349 | 0.92 |
| 1178 | Other account receivable | 431,408 | 0.61 | 2178 | Other accounts payable | 2,001,772 | 2.83 |
| 1250 | Advance payment | 108,308 | 0.15 | 2250 | Other deposit | 655,892 | 0.93 |
| 11XX | Subtotal of floating assets | 53,660,719 | 75.81 | 21XX | Subtotal of floating liabilities: | 14,078,825 | 19.89 |
| 13XX | Foreign exchange discount & loan | | | 25XX | Long-term Liabilities | | |
| 1322 | Short-term guaranteed loan (minus bad debts $800 and $14,695) | 79,200 | 0.11 | 2515 | Land appreciation tax reserve | 9.263 | 0.02 |
| 13XX | Subtotal of foreign exchange discount & loan | 79,200 | 0.11 | 25XX | Subtotal of long-term liabilities | 9.263 | 0.02 |
| 14XX | Fund, long-term investment and account receivable | | | 28XX | Other Liabilities | | |
| 1440 | Long-term investment | 11,776,926 | 16.64 | 2800 | Operation and liability reserve | 16,283,685 | 23.01 |
| | Subtotal of fund, long-term investment and account receivable | 11,776,926 | 16.64 | 2821 | Security interest deposited | 55,452 | 0.08 |
| 15XX | Fixed Assets | | | 2834 | Reinsurance liability reserve deposited | 797,602 | 1.13 |
| 1501 | Land | 600,550 | 0.85 | 28XX | Subtotal of other liabilities | 17,136,739 | 24.22 |
| 1521 | House and Construction | 1,089,485 | 1.54 | 2XXX | Total Liabilities | 31,224,827 | 44.13 |
| 1541 | Traffic and transportation equipment | 73,669 | 0.10 | | | | |
| 1551 | Other equipment | 401,682 | 0.57 | | | | |
| 15X1 | Cost | 2,165,416 | 3.06 | 3XXX | Shareholders' Rights and Benefits: | | |
| 15X2 | Minus: Accumulated depreciation | (572,683) | (0.81) | 3101 | Stock capital of common shares | 20,747,765 | 29.31 |
| 1570 | Construction in progress and equipment ordered | 251,878 | 0.36 | 3200 | Capital reserve | | |
| 15XX | Net fixed assets | 1,844,611 | 2.61 | 3201 | Excess of share price | 15,522,055 | 21.93 |
| 18XX | Other Assets | | | 3202 | Income reserve | 80,339 | 0.11 |
| 1800 | Net non-operational assets | 52,281 | 0.08 | 3203 | Reserve for recalculated increased land value | 1,104 | 0.00 |
| 1821 | Security interest deposited | 3,315,148 | 4.68 | 33XX | Reserved earning | | |
| 1834 | Reinsurance liability reserve deposited | 9,241 | 0.01 | 3301 | Legal reserve | 1,488,802 | 2.05 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 1840 | Deferred payment | | 41,705 | 0.06 | 3302 | Special reserve | 1,014,323 | 1.43 |
| 18XX | Subtotal of other assets | | 3,418,375 | 4.83 | 3310 | Non-assigned reserved earning | 3,292,838 | 4.65 |
| 1XXX | **Total of Assets** | $ | **70,779,831** | **100** | 34XX | Adjusted equity | | |
| | | | | | 3400 | Unrealized long-term share investment | (1,917,520) | (2.71) |
| | | | | | 3510 | Treasury stock | (634,702) | (0.90) |
| | | | | | | Total of Shareholders' Rights and Benefits | 39,555,004 | 55.87 |
| | | | | | | Total of Liabilities and Shareholders' Rights and Benefits | **70,779,831** | **100.00** |

**Fubon Insurance Co. Ltd.**
**Profit and Loss Statement**
December 31, 2000

Unit: NT$1,000

| Code | Item | Amount | % |
|---|---|---|---|
| 4100 | **Operating Revenues** | | |
| 4501 | **Interest Income** | $1,405,804 | 3.72 |
| 4506 | **Gross Premiums** | 17,641,902 | 46.64 |
| 4507 | **Reinsurance commission income** | 2,418,254 | 6.39 |
| 4509 | **Reinsurance recovery and subrogation** | 5,729,630 | 15.15 |
| 4510 | **Unearned premiums reserve release** | 7,907,666 | 20.90 |
| 4511 | **Special reserve release** | 133,643 | 0.35 |
| 4514 | **IBNR reserve release** | 156,443 | 0.41 |
| 4516 | **Fee income** | 9,069 | 0.02 |
| 4532 | **Gain on long-term stock investment** | 0 | 0.00 |
| 4533 | **Gain on real-estate investments** | 312,611 | 0.83 |
| 4609 | **Other operating income** | 2,113,542 | 5.59 |
| 4100 | **Sub-total** | 37,828,564 | 100.00 |
| 5100 | **Operating Costs** | | |
| 5501 | **Interest expenses** | (162,228) | (0.43) |
| 5506 | **Reinsurance premiums ceded** | (9,487,315) | (25.08) |
| 5508 | **Commissions expenses** | (1,601,768) | (4.23) |
| 5509 | **Loss incurred** | (10,817,219) | (28.60) |
| 5510 | **Provision for unearned premiums reserve** | (7,947,331) | (21.01) |
| 5511 | **Provision for special reserve** | (674,115) | (1.78) |
| 5514 | **Provision for IBNR reserve** | (146,477) | (0.39) |
| 5516 | **Processing fees** | (105,206) | (0.28) |
| 5532 | **Loss on long-term equity investments** | (4,480) | (0.01) |
| 5609 | **Other operating costs** | (1,339,597) | (3.54) |
| 5100 | **Sub total** | (32,285,776) | (85.35) |
| 6000 | **Operating Gross Profit** | 5,542,788 | 14.65 |
| 5800 | **Operating Expenses** | | |

| | | | |
|---|---|---|---|
| 5811 | **Marketing expenses** | (2,722,305) | (7.19) |
| 5821 | **Administrative expenses** | (498,910) | (1.32) |
| 6100 | **Operating Income** | 2,321,573 | 6.14 |
| 4999 | **Non-operating Revenues** | | |
| 4902 | **Gain on foreign exchange** | 149,725 | 0.39 |
| 4911 | **Gain on asset disposal** | 513 | 0.00 |
| 4929 | **Other income** | 454,357 | 1.20 |
| 4999 | **Sub-total** | 604,595 | 1.59 |
| 5999 | **Non-operating Revenues** | | |
| 5902 | **Loss on foreign exchange** | 0 | 0.00 |
| 5911 | **Property transaction loss** | (311) | 0.00 |
| 5929 | **Other expenses** | (35,321) | (0.09) |
| 5999 | **Sub-total** | (35,632) | (0.09) |
| 6300 | **Income from Continuing Operations before Income Taxes** | 2,890,536 | 7.64 |
| 6400 | **Income taxes** | (273,000) | (0.72) |
| 6900 | **Net income after taxes** | $2,617,536 | 6.92 |
| 7000 | **Earning per share** | $1.46 | |

(Read carefully the explanation on back of the Balance Sheet.)

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

**Attachment (ii)B-2** (Cont'd)
**Balance Sheet of Fubon Insurance Co. Ltd.**
**December 31, 2001**

Unit: NT$1,000

| Code | Assets | December 31, 2001 Amount | % | Code | Liabilities and Shareholders' Rights and Benefits | December 31, 2001 Amount | % |
|---|---|---|---|---|---|---|---|
| 11XX | Floating Assets | | | | Floating liabilities: | | |
| 1100 | Cash (Note 3) | $ 12,799,312 | 16.58 | 2105 | Redeemable bonds | 10,023,157 | 12.98 |
| 1130 | Short-term investment (Note 4) | 31,280,441 | 40.51 | 2141 | Bills payable | 10,053 | 0.01 |
| 1141 | Bills receivable | 885,147 | 1.15 | 2147 | Expenses payable | 493,197 | 0.64 |
| 1150 | Revenue receivable | 467,493 | 0.61 | 2148 | Tax payable | 42,165 | 0.06 |
| 1156 | Premium receivable | 2,134,626 | 2.76 | 2153 | Commission payable | 288,852 | 0.38 |
| 1157 | Apportionable reinsurance payment | 8,913,657 | 11.54 | 2157 | Insurance compensation payable | 6,734,497 | 8.72 |
| 1166 | Inter-insurance companies borrowing | 1,415,666 | 1.83 | 2158 | Reinsurance compensation payable | 111,272 | 0.14 |
| 1178 | Other account receivable | 351,961 | 0.46 | 2166 | Inter-insurance companies borrowing | 882,223 | 1.14 |
| 1250 | Advance Payment | 74,713 | 0.10 | 2178 | Other accounts payable | 2,264,006 | 2.93 |
| 11XX | Subtotal of floating assets | 58,323,016 | 75.54 | 2250 | Other deposit | 637,159 | 0.83 |
| 14XX | Fund, long-term investment and account receivable | | | | Subtotal of floating liabilities: | 21,486,581 | 27.83 |
| 1440 | Long-term investment | 13,695,068 | 17.74 | 25XX | Long-term Liabilities | | |
| | Subtotal of fund, long-term investment and account receivable | 13,695,068 | 17.74 | | Land appreciation tax reserve | 9.263 | 0.01 |
| 15XX | Fixed Assets | | | | Subtotal of long-term liabilities | 9.263 | 0.01 |
| 1501 | Land | 649,960 | 0.84 | 28XX | Other Liabilities | | |
| 1521 | House and Construction | 1,118,480 | 1.45 | 2800 | Operation and liability reserve | 16,438,984 | 21.29 |
| 1541 | Traffic and transportation equipment | 70,629 | 0.09 | 2821 | Security interest deposited | 50,169 | 0.07 |
| 1551 | Other equipment | 518,240 | 0.67 | 2834 | Reinsurance liability reserve deposited | 609,771 | 0.79 |
| 15X1 | Cost | 2,357,310 | 3.05 | 28XX | Subtotal of other liabilities | 17,098,924 | 22.15 |
| 15X2 | Minus: Accumulated depreciation | (653,774) | (0.84) | 2XXX | Total Liabilities | 38,594,768 | 49.99 |
| 15XX | Net fixed assets | 1,703,536 | 2.21 | 3XXX | Shareholders' Rights and Benefits: | | |
| 18XX | Other Assets | | | 3101 | Stock capital of common shares | 30,000,000 | 38.86 |
| 1800 | Net non-operational assets | 71,139 | 0.09 | 3200 | Capital reserve | | |
| 1821 | Security interest deposited | 3,329,468 | 4.31 | 3201 | Excess of share price | 9,152,521 | 11.85 |
| 1834 | Reinsurance liability reserve deposited | 9.743 | 0.01 | 33XX | Reserved earning | | |
| 1840 | Deferred payment | 74,554 | 0.10 | 3310 | Non-assigned reserved earning | 283,467 | 0.37 |
| | Subtotal of other assets | 3,484,904 | 4.51 | 34XX | Adjusted equity | | |
| 1888 | Other assets (Note 10) | 9,565 | - | | Unrealized long-term share investment | (824,232) | (1.07) |
| | Subtotal of Other Assets | 122,650 | 4 | | Total of Shareholders' Rights and Benefits | 38,611,756 | 50.01 |
| | **Total of Assets** | **$ 3,173,163** | **100** | | Total of Liabilities and Shareholders' Rights and Benefits | **77,206,524** | **100.00** |

**Fubon Insurance Co. Ltd.**
**Profit and Loss Statement**
December 31, 2001

Unit: NT$1,000

| Code | Item | Amount | % |
|---|---|---|---|
| 4100 | **Operating Revenues** | | |
| 4501 | **Interest Income** | $1,658,675 | 3.96 |
| 4506 | **Gross Premiums** | 18,303,593 | 43.72 |
| 4507 | **Reinsurance commission income** | 2,279,407 | 5.44 |
| 4509 | **Reinsurance recovery and subrogation** | 7,937,216 | 18.96 |
| 4510 | **Unearned premiums reserve release** | 7,853,543 | 18.81 |
| 4511 | **Special reserve release** | 763,459 | 1.82 |
| 4514 | **IBNR reserve release** | 146,477 | 0.35 |
| 4516 | **Fee income** | 5,007 | 0.01 |
| 4533 | **Gain on real-estate investments** | 314,017 | 0.75 |
| 4609 | **Other operating income** | 2,583,285 | 6.17 |
| 4100 | **Sub-total** | 41,864,679 | 100.00 |
| 5100 | **Operating Costs** | | |
| 5501 | **Interest expenses** | (259,730) | (0.62) |
| 5506 | **Reinsurance premiums ceded** | (10,260,240) | (24.51) |
| 5508 | **Commissions expenses** | (1,615,162) | (3.86) |
| 5509 | **Loss incurred** | (13,018,784) | (31.10) |
| 5510 | **Provision for unearned premiums reserve** | (7,617,291) | (18.20) |
| 5511 | **Provision for special reserve** | (1,238,820) | (2.96) |
| 5514 | **Provision for IBNR reserve** | (111,999) | (0.27) |
| 5516 | **Processing fees** | (113,206) | (0.27) |
| 5532 | **Loss on long-term equity investments** | (9,894) | (0.02) |
| 5609 | **Other operating costs** | (2,030,661) | (4.85) |
| 5100 | **Sub total** | (36,275,787) | (86.65) |
| 6000 | **Operating Gross Profit** | 5,588,892 | 13.35 |
| 5800 | **Operating Expenses** | | |
| 5811 | **Marketing expenses** | (2,690,039) | (6.43) |
| 5821 | **Administrative expenses** | (597,334) | (1.43) |

| | | | |
|---|---|---|---|
| 6100 | **Operating Income** | 2,301,519 | 5.50 |
| 4999 | **Non-operating Revenues** | | |
| 4902 | **Gain on foreign exchange** | 195,404 | 0.47 |
| 4911 | **Gain on asset disposal** | 274 | 0.00 |
| 4929 | **Other income** | 176,028 | 0.42 |
| 4999 | **Sub-total** | 371,701 | 0.89 |
| 5999 | **Non-operating Revenues** | | |
| 5911 | **Loss on foreign exchange** | (522) | (0.00) |
| 5929 | **Other expenses** | (154,247) | (0.37) |
| 5999 | **Sub-total** | (154,769) | (0.37) |
| 6300 | **Income from Continuing Operations before Income Taxes** | 2,518,456 | 6.02 |
| 6400 | **Income taxes** | (437,100) | (26.56) |
| 6900 | **Net income after taxes** | $2,081,356 | (20.55) |
| 7000 | **Earning per share** | $1.03 | |

(Read carefully the explanation on back of the Balance Sheet.)

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

## ATTACHMENT (ii)B-3

## FUBON INSURANCE CO., LTD.

## Balance Sheet

As of June 30, 2000 and June 30, 1999

Unit: NT$1,000

| Code | Assets | June 30, 2000 | % | June 30, 1999 | % |
|---|---|---|---|---|---|
| 11xx | Floating Assets | | | | |
| 1100 | Cash & Equivalent Cash | $14,433,292 | 22.02 | $16,916,914 | 29.48 |
| 1130 | Short-term investment | 16,966,636 | 25.88 | 14,568,029 | 25.39 |
| 1141 | Bills receivable | 1,107,075 | 1.69 | 1,183,565 | 2.06 |
| 1150 | Revenues receivable | 360,054 | 0.55 | 418,489 | 0.73 |
| 1156 | Premiums receivable | 2,162,846 | 3.30 | 2,063,396 | 3.60 |
| 1157 | Reinsurance claims to be amortized | 8,884,377 | 13.55 | 4,532,065 | 7.90 |
| 1166 | Business with other insurance companies | 959,815 | 1.46 | 769,943 | 1.34 |
| 1178 | Other payment receivable | 1,681,520 | 2.57 | 487,427 | 0.85 |
| 1250 | Advance payment | 73,359 | 0.11 | 92,002 | 0.16 |
| 11xx | Subtotal | 46,628,974 | 71.13 | 41,031,830 | 71.51 |
| 13xx | Foreign Exchange Discount & Loan | | | | |
| 1322 | Short-term guaranteed loan | 149,305 | 0.23 | 72,494 | 0.13 |
| 13xx | Subtotal | 149,305 | 0.23 | 72,494 | 0.13 |
| 14xx | Fund, Long-term Investment & Payment Receivable | | | | |
| 1440 | Long-term investment | 14,245,812 | 21.73 | 11,827,131 | 20.61 |
| 14xx | Subtotal | 14,245,812 | 21.73 | 11,827,131 | 20.61 |
| 15xx | Fixed Assets | | | | |
| 1501 | Land | 600,550 | 0.92 | 623,950 | 1.09 |
| 1521 | Houses & buildings | 1,087,735 | 1.66 | 1,099,345 | 1.92 |
| 1541 | Traffic & transportation facilities | 78,620 | 0.12 | 75,277 | 0.13 |
| 1551 | Miscellaneous facilities | 369,034 | 0.56 | 350,633 | 0.61 |
| 15x1 | Cost | 2,135,939 | 3.26 | 2,149,205 | 3.75 |
| 15x2 | Minus: Accumulated depreciation | (542,170) | (0.83) | (465,558) | (0.81) |
| 1570 | Incomplete construction & ordered machinery | 89,520 | 0.14 | 25,921 | 0.04 |
| 15xx | Net price of fixed assets | 1,683,289 | 2.57 | 1,709,568 | 2.98 |
| 18xx | Other Assets | | | | |
| 1800 | Net price of non-business assets | 1,094 | 0.00 | 0 | 0.00 |
| 1821 | Security bond | 2,789,395 | 4.26 | 2,533,922 | 4.45 |
| | Payment collectable | 0 | 0.00 | 162,026 | 0.28 |
| 1834 | Reinsurance liability reserve | 8,900 | 0.01 | 13,455 | 0.02 |
| 1840 | Deferred expenses | 45,622 | 0.07 | 8,018 | 0.02 |
| 18xx | Subtotal | 2,845,011 | 4.34 | 2,737,421 | 4.77 |
| 1xxx | Total Assets | $65,552,391 | 100.00 | $57,378,444 | 100.00 |

| Code | Liabilities & Shareholders' Rights and Profits | June 30, 2000 | % | June 30, 1999 | % |
|---|---|---|---|---|---|
| 21xx | Floating Liabilities | | | | |
| 2105 | Liabilities attached with bills buyback | $2,928,337 | 4.47 | $1,751,066 | 3.05 |
| 2147 | Expenses payable | 320,702 | 0.49 | 229,848 | 0.40 |
| 2148 | Tax payable | 279,880 | 0.43 | 88,837 | 0.15 |
| 2153 | Commissions payable | 298,486 | 0.45 | 303,586 | 0.53 |
| 2157 | Insurance claims payable | 6,944,375 | 10.59 | 3,225,916 | 5.62 |
| 2158 | Reinsurance claims payable | 230,508 | 0.35 | 201,961 | 0.35 |
| 2166 | Business with other insurance companies | 496,169 | 0.76 | 836,483 | 1.46 |
| 2178 | Other payment payable | 4,245,191 | 6.47 | 2,550,714 | 4.45 |
| 2250 | Advance payment received | 346,928 | 0.53 | 371,878 | 0.65 |
| 21xx | Subtotal | 16,090,576 | 24.54 | 9,560,289 | 16.66 |
| 25xx | Long-term Liabilities | | | | |
| 2515 | Reserve for increased land value tax | 9,264 | 0.01 | 9,263 | 0.02 |
| 2517 | Required Pension Liabilities | 0 | 0.00 | 15,821 | 0.03 |
| 25xx | Subtotal | 9,264 | 0.01 | 25,084 | 0.05 |
| 28xx | *Other Liabilities* | | | | |
| 2800 | Reserve for business operation and liabilities | 16,201,295 | 24.72 | 15,200,791 | 26.49 |
| 2821 | Security bond | 54,172 | 0.08 | 54,496 | 0.10 |
| 2834 | Reinsurance liability reserve | 866,343 | 1.32 | 1,147,132 | 2.00 |
| 28xx | Subtotal | 17,121,810 | 26.12 | 16,402,419 | 28.59 |
| 2xxx | Total liabilities | 33,221,650 | 50.67 | 25,987,792 | 45.30 |
| 3xxx | Shareholders' Rights and Profits | | | | |
| 3101 | Stock capital (common shares) | 17,239,374 | 26.30 | 15,672,158 | 27.31 |
| 3102 | Uncollected stock capital | 358,390 | 0.55 | 1,267,216 | 2.73 |
| 3200 | Capital reserve | | | | |
| 3201 | Excess of share price | 9,924,948 | 15.14 | 10,183,539 | 17.75 |
| 3202 | Income reserve | 79,954 | 0.12 | 79,933 | 0.14 |
| 3203 | Reserve for recalculated increased land value | 1,104 | 0.00 | 1,104 | 0.00 |
| 33xx | Reserved profit | | | | |
| 3301 | Legal profit reserve | 1,448,802 | 2.21 | 1,188,643 | 2.07 |
| 3302 | Special profit reserve | 1,014,323 | 1.55 | 0 | 0.00 |
| 3310 | Reserve of unspecified profit allocation | 2,615,562 | 3.99 | 3,644,448 | 6.35 |
| 34xx | Adjusted rights and profits | | | | |
| 3400 | Unrealized long-term stock investment loss | (350,698) | (0.53) | (946,218) | (1.65) |
| 3410 | Accumulated conversion amount | (1,018) | 0.00 | (171) | 0.00 |
| 3xxx | Total of shareholders' rights and profits | 32,330,741 | 49.33 | 31,390,652 | 54.70 |
| 1xxx | Total of Liabilities and Shareholders' Rights and Profits | $65,552,391 | 100.00 | $57,378,444 | 100.00 |

See the notes on the reverse side for details.

Responsible Person: [Chop]  Manager: [Chop]  Accountant: [Chop]

**FUBON INSURANCE CO., LTD.**

**Profit and Loss Statement**

As of June 30, 2000 and June 30, 1999

Unit: NT$1,000

| Code | Entry | First half of 2000 | % | First half of 1999 | % |
|---|---|---|---|---|---|
| 4100 | Business income | | | | |
| 4501 | Interest income | $656,274 | 3.01 | $708,599 | 3.20 |
| 4506 | Premium income | 8,811,605 | 40.48 | 9,866,573 | 44.60 |
| 4507 | Reinsurance commission income | 1,338,010 | 6.15 | 1,153,593 | 5.21 |
| 4509 | Amortization of reinsurance claims and payment | 2,561,398 | 11.76 | 2,953,938 | 13.35 |
| 4510 | Collection of premium reserve | 6,210,911 | 28.53 | 5,368,726 | 24.27 |
| 4511 | Collection of special reserve | 93,795 | 0.43 | 194,720 | 0.88 |
| 4514 | Collection of pending claims reserve | 156,443 | 0.72 | 99,078 | 0.45 |
| 4516 | Administrative fee income | 4,412 | 0.02 | 697 | 0.00 |
| 4532 | Long-term stock investment profits | 0 | 0.00 | 1,046,542 | 4.73 |
| 4533 | Immovable assets investment profits | 149,974 | 0.69 | 149,786 | 0.68 |
| 4609 | Other business income | 1,787,153 | 8.21 | 579,208 | 2.62 |
| 4100 | Total of business income | 21,769,975 | 100.00 | 22,121,510 | 99.99 |
| 5100 | Business cost | | | | |
| 5501 | Interest expenses | (63,372) | (0.29) | (36,386) | (0.16) |
| 5506 | Insurance expenses | (4,670,266) | (21.45) | (4,844,660) | (21.90) |
| 5508 | Commission expenses | (816,307) | (3.75) | (880,508) | (3.98) |
| 5509 | Insurance claims and payment | (5,079,346) | (23.33) | (5,279,148) | (23.86) |
| 5510 | Premium reserve for withdrawal | (6,209,721) | (28.52) | (6,101,304) | (27.58) |
| 5511 | Special reserve for withdrawal | (423,403) | (1.95) | (477,983) | (2.16) |
| 5514 | Pending claims reserve for withdrawal | (141,871) | (0.65) | (120,492) | (0.55) |
| 5516 | Processing fees | (52,394) | (0.24) | (88,427) | (0.40) |
| 5532 | Long-term stock investment loss | (965) | (0.01) | (4,892) | (0.02) |
| 5609 | Other business cost | (459,937) | (2.28) | (553,452) | (2.50) |
| 5100 | Total of business cost | (17,953,582) | (82.47) | (18,387,252) | (83.11) |
| 6000 | Net business profit (loss) | 3,816,393 | 17.53 | 3,734,258 | 16.88 |
| 5800 | Business expenses | | | | |
| 5811 | Operation expenses | (1,365,513) | (6.27) | (1,464,343) | (6.62) |
| 5821 | Management expenses | (251,029) | (1.16) | (261,143) | (1.18) |
| 6100 | Business profit/loss | 2,199,851 | 10.10 | 2,008,772 | 9.08 |
| 4999 | Non-business income | | | | |
| 4911 | Property transaction profit | 304 | 0.00 | 27 | 0.00 |
| 4929 | Miscellaneous income | 24,599 | 0.11 | 171,844 | 0.78 |
| 4999 | Total of non-business income | 24,903 | 0.11 | 171,871 | 0.78 |
| 5999 | Non-business expenses | | | | |
| 5902 | Conversion loss | (61,799) | (0.28) | (239) | 0.00 |
| 5911 | Property transaction loss | (244) | 0.00 | (63) | 0.00 |
| 5929 | Miscellaneous expenses | (32,835) | (0.15) | (15,388) | (0.07) |
| 5999 | Total of non-business expenses | (94,878) | (0.43) | (15,690) | (0.07) |
| 6300 | Pre-tax net profit/loss of continuous departments | 2,129,876 | 9.78 | 2,164,953 | 9.79 |
| 6400 | Income tax (expenses) profit (NB. 2 & 16) | (190,000) | (0.87) | (210,000) | (0.95) |
| 6900 | After-tax net profit/loss | $1,939,876 | 8.91 | $1,954,953 | 8.84 |
| 7000 | Profit/loss per share (NTD) (NB. 2 & 17) | $1.13 | | $1.13 | |

See the notes on the reverse side for details.

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

**ATTACHMENT (ii)B-3** (CONT'D)

**FUBON INSURANCE CO., LTD.**

## Balance Sheet

As of June 30, 2001 and June 30, 2000

Unit: NT$1,000

| Code | Assets | June 30, 2001 | % | June 30, 2000 | % |
|---|---|---|---|---|---|
| 11xx | Floating Assets | | | | |
| 1100 | Cash & Equivalent Cash | $16,984,048 | 22.13 | $14,433,292 | 22.02 |
| 1130 | Short-term investment | 28,420,744 | 37.04 | 16,966,636 | 25.88 |
| 1141 | Bills receivable | 1,220,481 | 1.59 | 1,107,075 | 1.69 |
| 1150 | Revenues receivable | 701,783 | 0.91 | 360,054 | 0.55 |
| 1156 | Premiums receivable | 2,264,177 | 2.95 | 2,162,846 | 3.30 |
| 1157 | Reinsurance claims to be amortized | 7,122,787 | 9.28 | 8,884,377 | 13.55 |
| 1166 | Business with other insurance companies | 1,412,286 | 1.84 | 959,815 | 1.46 |
| 1178 | Other payment receivable | 457,331 | 0.60 | 1,681,520 | 2.57 |
| 1250 | Advance payment | 220,960 | 0.29 | 73,359 | 0.11 |
| 11xx | Subtotal | 58,804,597 | 76.63 | 46,628,974 | 71.13 |
| 13xx | Foreign Exchange Discount & Loan | | | | |
| 1322 | Short-term guaranteed loan | 64,000 | 0.08 | 149,305 | 0.23 |
| 13xx | Subtotal | 64,000 | 0.08 | 149,305 | 0.23 |
| 14xx | Fund, Long-term Investment & Payment Receivable | | | | |
| 1440 | Long-term investment | 12,543,775 | 16.35 | 14,245,812 | 21.73 |
| 14xx | Subtotal | 12,543,775 | 16.35 | 14,245,812 | 21.73 |
| 15xx | Fixed Assets | | | | |
| 1501 | Land | 679,995 | 0.89 | 600,550 | 0.92 |
| 1521 | Houses & buildings | 1,150,554 | 1.50 | 1,087,735 | 1.66 |
| 1541 | Traffic & transportation facilities | 71,025 | 0.09 | 78,620 | 0.12 |
| 1551 | Miscellaneous facilities | 440,736 | 0.57 | 369,034 | 0.56 |
| 15x1 | Cost | 2,342,310 | 3.05 | 2,135,939 | 3.26 |
| 15x2 | Minus: Accumulated depreciation | (609,938) | (0.79) | (542,170) | (0.83) |
| 1570 | Incomplete construction & ordered machinery | 0 | 0.00 | 89,520 | 0.14 |
| 15xx | Net price of fixed assets | 1,732,372 | 2.26 | 1,683,289 | 2.57 |
| 18xx | Other Assets | | | | |
| 1800 | Net price of non-business assets | 61,812 | 0.08 | 1,094 | 0.00 |
| 1821 | Security bond | 3,482,864 | 4.54 | 2,789,395 | 4.26 |
| 1834 | Reinsurance liability reserve | 9,569 | 0.01 | 8,900 | 0.01 |
| 1840 | Deferred expenses | 39,642 | 0.05 | 45,622 | 0.07 |
| 18xx | Subtotal | 3,593,877 | 4.68 | 2,845,011 | 4.34 |
| 1xxx | Total Assets | $76,738,631 | 100.00 | $65,552,391 | 100.00 |

| Code | Liabilities & Shareholders' Rights and Profits | June 30, 2001 | % | June 30, 2000 | % |
|---|---|---|---|---|---|
| 21xx | Floating Liabilities | | | | |
| 2105 | Liabilities attached with bills buyback | $7,758,476 | 10.11 | $2,928,337 | 4.47 |
| 2147 | Expenses payable | 361,983 | 0.47 | 320,702 | 0.49 |
| 2148 | Tax payable | 264,188 | 0.35 | 279,880 | 0.43 |
| 2153 | Commissions payable | 320,581 | 0.42 | 298,486 | 0.45 |
| 2157 | Insurance claims payable | 5,525,933 | 7.20 | 6,944,375 | 10.59 |
| 2158 | Reinsurance claims payable | 293,096 | 0.38 | 230,508 | 0.35 |
| 2166 | Business with other insurance companies | 1,004,163 | 1.31 | 496,169 | 0.76 |
| 2178 | Other payment payable | 3,739,935 | 4.87 | 4,245,191 | 6.47 |
| 2250 | Advance payment received | 682,861 | 0.89 | 346,928 | 0.53 |
| 21xx | Subtotal | 19,951,216 | 26.00 | 16,090,576 | 24.54 |
| 25xx | Long-term Liabilities | | | | |
| 2515 | Reserve for increased land value tax | 9,263 | 0.01 | 9,264 | 0.01 |
| 2517 | Required Pension Liabilities | 0 | 0.00 | 0 | 0.00 |
| 25xx | Subtotal | 9,263 | 0.01 | 9,264 | 0.01 |
| 28xx | Other Liabilities | | | | |
| 2800 | Reserve for business operation and liabilities | 16,769,333 | 21.85 | 16,201,295 | 24.72 |
| 2821 | Security bond | 52,486 | 0.07 | 54,172 | 0.08 |
| 2834 | Reinsurance liability reserve | 688,580 | 0.89 | 866,343 | 1.32 |
| 28xx | Subtotal | 17,510,399 | 22.81 | 17,121,810 | 26.12 |
| 2xxx | Total liabilities | 37,470,878 | 48.82 | 33,221,650 | 50.67 |
| 3xxx | Shareholders' Rights and Profits | | | | |
| 3101 | Stock capital (common shares) | 20,747,765 | 27.04 | 17,239,374 | 26.30 |
| 3102 | Uncollected stock capital | 0 | 0.00 | 358,390 | 0.55 |
| 3200 | Capital reserve | | | | |
| 3201 | Excess of share price | 15,522,055 | 20.23 | 9,924,948 | 15.14 |
| 3202 | Income reserve | 80,517 | 0.10 | 79,954 | 0.12 |
| 3203 | Reserve for recalculated increased land value | 1,104 | 0.00 | 1,104 | 0.00 |
| 33xx | Reserved profit | | | | |
| 3301 | Legal profit reserve | 1,710,517 | 2.23 | 1,448,802 | 2.21 |
| 3302 | Special profit reserve | 1,917,520 | 2.50 | 1,014,323 | 1.55 |
| 3310 | Reserve of unspecified profit allocation | 1,612,661 | 2.10 | 2,615,562 | 3.99 |
| 34xx | Adjusted rights and profits | | | | |
| 3400 | Unrealized long-term stock investment loss | (1,438,169) | (1.87) | (350,698) | (0.53) |
| 3410 | Accumulated conversion amount | (886,217) | 0.00 | (1,018) | 0.00 |
| 3xxx | Total of shareholders' rights and profits | 39,267,753 | 51.18 | 32,330,741 | 49.33 |
| 1xxx | Total of Liabilities and Shareholders' Rights and Profits | $76,738,631 | 100.00 | $65,552,391 | 100.00 |

See the notes on the reverse side for details.

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

**FUBON INSURANCE CO., LTD.**
**Profit and Loss Statement**
As of June 30, 2001 and June 30, 2000

Unit: NT$1,000

| Code | Entry | First half of 2000 | % | First half of 2001 | % |
|---|---|---|---|---|---|
| 4100 | Business income | | | | |
| 4501 | Interest income | $656,274 | 3.01 | $863,548 | 3.86 |
| 4506 | Premium income | 8,811,605 | 40.48 | 9,592,669 | 42.89 |
| 4507 | Reinsurance commission income | 1,338,010 | 6.15 | 1,295,863 | 5.79 |
| 4509 | Amortization of reinsurance claims and payment | 2,561,398 | 11.76 | 2,446,754 | 10.94 |
| 4510 | Collection of premium reserve | 6,210,911 | 28.53 | 6,237,057 | 27.89 |
| 4511 | Collection of special reserve | 93,795 | 0.43 | 183,253 | 0.82 |
| 4514 | Collection of pending claims reserve | 156,443 | 0.72 | 146,477 | 0.66 |
| 4516 | Administrative fee income | 4,412 | 0.02 | 3,895 | 0.02 |
| 4532 | Long-term stock investment profits | 0 | 0.00 | 0 | 0.00 |
| 4533 | Immovable assets investment profits | 149,974 | 0.69 | 162,290 | 0.73 |
| 4609 | Other business income | 1,787,153 | 8.21 | 1,431,349 | 6.40 |
| 4100 | Total of business income | 21,769,975 | 100.00 | 22,363,155 | 100.00 |
| 5100 | Business cost | | | | |
| 5501 | Interest expenses | (63,372) | (0.29) | (124,602) | (0.56) |
| 5506 | Insurance expenses | (4,670,266) | (21.45) | (5,196,755) | (23.24) |
| 5508 | Commission expenses | (816,307) | (3.75) | (901,789) | (4.03) |
| 5509 | Insurance claims and payment | (5,079,346) | (23.33) | (4,890,947) | (21.87) |
| 5510 | Premium reserve for withdrawal | (6,209,721) | (28.52) | (6,127,119) | (27.40) |
| 5511 | Special reserve for withdrawal | (423,403) | (1.95) | (805,186) | (3.60) |
| 5514 | Pending claims reserve for withdrawal | (141,871) | (0.65) | (124,257) | (0.56) |
| 5516 | Processing fees | (52,394) | (0.24) | (54,339) | (0.24) |
| 5532 | Long-term stock investment loss | (965) | (0.01) | (2,297) | (0.01) |
| 5609 | Other business cost | (459,937) | (2.28) | (816,227) | (3.65) |
| 5100 | Total of business cost | (17,953,582) | (82.47) | (19,043,518) | (85.16) |
| 6000 | Net business profit (loss) | 3,816,393 | 17.53 | 3,319,637 | 14.84 |
| 5800 | Business expenses | | | | |
| 5811 | Operation expenses | (1,365,513) | (6.27) | (1,401,471) | (6.27) |
| 5821 | Management expenses | (251,029) | (1.16) | (262,556) | (1.17) |
| 6100 | Business profit/loss | 2,199,851 | 10.10 | 1,665,610 | 7.40 |
| 4999 | Non-business income | | | | |
| 4902 | Gain on foreign exchange | 0 | 0.00 | 119,255 | 0.54 |
| 4911 | Property transaction profit | 304 | 0.00 | 238 | 0.00 |
| 4929 | Miscellaneous income | 24,599 | 0.11 | 35,606 | 0.16 |
| 4999 | Total of non-business income | 24,903 | 0.11 | 155,099 | 0.70 |
| 5999 | Non-business expenses | | | | |
| 5902 | Conversion loss | (61,799) | (0.28) | 0 | 0.00 |
| 5911 | Property transaction loss | (244) | 0.00 | (479) | 0.00 |
| 5929 | Miscellaneous expenses | (32,835) | (0.15) | (19,959) | (0.09) |
| 5999 | Total of non-business expenses | (94,878) | (0.43) | (20,438) | (0.09) |
| 6300 | Pre-tax net profit/loss of continuous departments | 2,129,876 | 9.78 | 1,790,271 | 8.01 |
| 6400 | Income tax (expenses) profit (NB. 2 & 16) | (190,000) | (0.87) | (260,000) | (1.17) |
| 6900 | After-tax net profit/loss | $1,939,876 | 8.91 | $1,530,271 | 6.84 |
| 7000 | Profit/loss per share (NTD) (NB. 2 & 17) | $1.10 | | $0.75 | |

See the notes on the reverse side for details.

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

# ATTACHMENT (ii)B-4

## FUBON INSURANCE CO., LTD.

## Balance Sheet

As of March 31, 1999 and December 31, 2000

Unit: NT$1,000

| Code | Assets | March 31, 2000 | % | March 31, 1999 | % |
|---|---|---|---|---|---|
| 11xx | Floating Assets | | | | |
| 1100 | Cash & Equivalent Cash (NB 2 & 4) | $15,804,247 | 23.96 | $15,685,734 | 28,87 |
| | Short-term investment (minus depreciation losses $0 and $1,226,803) (NB: 2 & 5) | 16,111,983 | 24.42 | 12,883,328 | 23.72 |
| 1141 | Bills receivable (minus bad debts $56,695 and $12,835) (NB 2 & 6) | 1,014,252 | 1.54 | 1,402,760 | 2.58 |
| 1150 | Revenues receivable | 298,489 | 0.45 | 573,299 | 1.06 |
| 1156 | Premiums receivable (minus bad debts $65,501 and $20,933) (NB 2 & 6) | 1,879,605 | 2.85 | 2,037,406 | 3.75 |
| 1157 | Reinsurance claims to be amortized (NB 7) | 10,084,855 | 15.28 | 4,337,086 | 7.98 |
| 1166 | Business with other insurance companies | 917,261 | 1.39 | 762,138 | 1.40 |
| 1178 | Other payment receivable (minus bad debts $0 and $0) | 1,257,607 | 1.91 | 690,968 | 1.27 |
| 1250 | Advance payment | 132,711 | 0.20 | 171,186 | 0.32 |
| 11xx | Subtotal | 47,501,010 | 72.00 | 38,543,905 | 70.95 |
| 13xx | Foreign Exchange Discount & Loan | | | | |
| 1322 | Short-term guaranteed loan (minus bad debts $14,695 and $10,340) (NB 8) | 149,305 | 0.22 | 73,660 | 0.14 |
| 13xx | Subtotal | 149,305 | 0.22 | 73,660 | 0.14 |
| 14xx | Fund, Long-term Investment & Payment Receivable | | | | |
| 1440 | Long-term investment (NB 2 & 9) | 13,812,730 | 20.94 | 11,335,749 | 20.86 |
| 14xx | Subtotal | 13,812,730 | 20.94 | 11,335,749 | 20.86 |
| 15xx | Fixed Assets (NB 2 & 10) | | | | |
| 1501 | Land | 600,550 | 0.91 | 629,923 | 1.16 |
| 1521 | Houses & buildings | 1,085,791 | 1.65 | 1,092,777 | 2.01 |
| 1541 | Traffic & transportation facilities | 78,626 | 0.12 | 76,154 | 0.14 |
| 1551 | Miscellaneous facilities | 359,459 | 0.54 | 349,382 | 0.64 |
| 15x1 | Cost | 2,124,405 | 3.22 | 2,148,236 | 3.95 |
| 15x2 | Minus: Accumulated depreciation | (526,259) | (0.80) | (448,152) | (0.82) |
| 1570 | Incomplete construction & ordered machinery | 64,310 | 0.10 | 18,744 | 0.03 |
| 15xx | Net price of fixed assets | 1,662,456 | 2.52 | 1,718,828 | 3.16 |
| 18xx | Other Assets | | | | |
| 1800 | Net price of non-business assets | 0 | 0.00 | 1,846 | 0.00 |
| 1821 | Security bond | 2,794,520 | 4.24 | 2,546,300 | 4.69 |
| | Payment collectable (minus bad debts $164,613 and $6,246) (NB 11) | 0 | 0.00 | 87,120 | 0.16 |
| 1834 | Reinsurance liability reserve | 8,898 | 0.01 | 13,682 | 0.03 |
| 1840 | Deferred expenses | 44,570 | 0.07 | 7,923 | 0.01 |
| 18xx | Subtotal | 2,847,988 | 4.32 | 2,656,871 | 4.89 |
| 1xxx | Total Assets | $65,973,489 | 100.00 | $54,329,058 | 100.00 |

| Code | Liabilities & Shareholders' Rights and Profits | March 31, 2000 | % | March 31, 1999 | % |
|---|---|---|---|---|---|
| 21xx | Floating Liabilities | | | | |
| 2105 | Liabilities attached with bills buyback (NB 2) | $2,077,391 | 3.15 | $861,055 | 1.58 |
| 2147 | Expenses payable | 230,568 | 0.35 | 175,970 | 0.32 |
| 2148 | Tax payable | 290,512 | 0.44 | 177,516 | 0.33 |
| 2153 | Commissions payable | 297,985 | 0.45 | 332,200 | 0.61 |
| 2157 | Insurance claims payable | 8,086,237 | 12.26 | 3,116,493 | 5.74 |
| 2158 | Reinsurance claims payable | 234,370 | 0.35 | 60,633 | 0.11 |
| 2166 | Business with other insurance companies | 883,042 | 1.34 | 435,573 | 0.80 |
| 2178 | Other payment payable | 1,682,765 | 2.55 | 2,204,874 | 4.06 |
| 2250 | Advance payment received | 375,800 | 0.57 | 450,910 | 0.83 |
| 21xx | Subtotal | 14,158,670 | 21.46 | 7,815,224 | 14.38 |
| 25xx | Long-term Liabilities | | | | |
| 2515 | Reserve for increased land value tax | 9,264 | 0.01 | 9,264 | 0.02 |
| 25xx | Subtotal | 9,264 | 0.01 | 9,264 | 0.02 |
| 28xx | Other Liabilities | | | | |
| 2800 | Reserve for business operation and liabilities (NB. 12) | 15,812,701 | 23.97 | 15,024,360 | 27.65 |
| 2821 | Security bond | 50,167 | 0.08 | 57,126 | 0.11 |
| 2834 | Reinsurance liability reserve | 927,885 | 1.47 | 1,176,861 | 2.17 |
| 28xx | Subtotal | 16,835,753 | 25.52 | 16,258,347 | 29.93 |
| 2xxx | Total liabilities | 31,003,687 | 46.99 | 24,082,835 | 44.33 |
| 3xxx | Shareholders' Rights and Profits | | | | |
| 3101 | Stock capital (common shares) (NB. 13) | 17,239,374 | 26.13 | 15,672,158 | 28.85 |
| 3200 | Capital reserve (NB. 14) | | | | |
| 3210 | Stock capital premium | 10,183,539 | 15.44 | 11,594,033 | 21.34 |
| 3202 | Income reserve | 79,954 | 0.12 | 79,933 | 0.15 |
| 3203 | Reserve for recalculated increased land value | 1,104 | 0.00 | 1,104 | 0.00 |
| 33xx | Reserved profit (NB. 15) | | | | |
| 3301 | Legal profit reserve | 1,188,643 | 1.80 | 1,054,478 | 1.94 |
| 3310 | Reserve of unspecified profit allocation | 6,277,609 | 9.52 | 3,196,834 | 5.88 |
| 34xx | Adjusted rights and profits | | | | |
| 3400 | Unrealized long-term stock investment loss | 0 | 0.00 | (1,352,116) | (2.49) |
| 3410 | Accumulated conversion amount | (421) | 0.00 | (201) | 0.00 |
| 3xxx | Total of shareholders' rights and profits | 34,969,802 | 53.01 | 30,246,223 | 55.67 |
| 1xxx | Total of Liabilities and Shareholders' Rights and Profits | $65,973,489 | 100.00 | $54,329,058 | 100.00 |

See the notes on the reverse side for details.

Responsible Person: Manager: [Chop] Accountant:

**FUBON INSURANCE CO., LTD.**

**Profit and Loss Statement**

Jan. 1 to Mar. 31, 1999 and Jan. 1 to Mar. 31, 2000

Unit: NT$1,000

| Code | Entry | 1st Quarter, 2000 | % | 1st Quarter, 1999 | % |
|---|---|---|---|---|---|
| 4100 | Business income | | | | |
| 4501 | Interest income | $326,779 | 2.42 | $348,084 | 2.63 |
| 4506 | Premium income | 4,240,130 | 31.41 | 5,687,066 | 42.95 |
| 4507 | Reinsurance commission income | 647,350 | 5.00 | 587,951 | 4.44 |
| 4509 | Amortization of reinsurance claims and payment | 1,253,729 | 9.29 | 1,453,528 | 10.98 |
| 4510 | Collection of premium reserve | 5,440,131 | 40.30 | 4,547,093 | 34.34 |
| 4511 | Collection of special reserve | 51,016 | 0.38 | 62,941 | 0.48 |
| 4514 | Collection of pending claims reserve | 156,443 | 1.16 | 99,078 | 0.75 |
| 4516 | Administrative fee income | 4,852 | 0.01 | 9,168 | 0.02 |
| 4532 | Long-term stock investment profits | 2,428 | 0.02 | 2,127 | 0.02 |
| 4533 | Immovable assets investment profits | 74,748 | 0.55 | 74,329 | 0.56 |
| 4609 | Other business income | 1,277,677 | 9.47 | 378,711 | 2.86 |
| 4100 | Total of business income | 13,497,431 | 100.00 | 13,240,908 | 100.01 |
| 5100 | Business cost | | | | |
| 5501 | Interest expenses | (29,859) | (0.22) | (15,953) | (0.12) |
| 5506 | Insurance expenses | (2,284,792) | (16.93) | (2,644,957) | (19.98) |
| 5508 | Commission expenses | (403,182) | (2.99) | (453,930) | (3.29) |
| 5509 | Insurance claims and payment | (2,282,518) | (16.91) | (2,641,413) | (19.95) |
| 5510 | Premium reserve for withdrawal | (5,263,969) | (39.00) | (5,214,120) | (39.38) |
| 5511 | Special reserve for withdrawal | (412,295) | (3.05) | (305,369) | (2.31) |
| 5514 | Pending claims reserve for withdrawal | (152,437) | (1.13) | (105,962) | (0.80) |
| 5516 | Processing fees | (28,139) | (0.21) | (63,735) | (0.48) |
| 5609 | Other business cost | (20,651) | (0.15) | 0 | 0.00 |
| 5100 | Total of business cost | (10,877,842) | (80.59) | (11,427,439) | (86.31) |
| 6000 | Net business profit (loss) | 2,619,589 | 19.41 | 1,813,469 | 13.70 |
| 5800 | Business expenses | | | | |
| 5811 | Operation expenses | (691,364) | (5.12) | (771,065) | (5.83) |
| 5821 | Management expenses | (131,526) | (0.98) | (140,449) | (1.06) |
| 6100 | Business profit (loss) | 1,796,699 | 13.31 | 901,955 | 6.81 |
| 4999 | Non-business income | | | | |
| 4911 | Property transaction profit | 0 | 0.00 | 87,247 | 0.66 |
| 4929 | Miscellaneous income | 421,066 | 3.12 | 12,997 | 0.10 |
| 4999 | Total of non-business income | 421,066 | 3.12 | 100,244 | 0.76 |
| 5999 | Non-business expenses | | | | |
| 5902 | Conversion loss | (83,252) | (0.61) | 0 | 0.00 |
| 5911 | Property transaction loss | (62) | 0.00 | 0 | 0.00 |
| 5929 | Miscellaneous expenses | (7,928) | (0.06) | (496,354) | (3.55) |
| 5999 | Total of non-business expenses | (91,242) | (0.67) | (496,354) | (3.55) |
| 6300 | Pre-tax net profit (loss) of continuous departments | 2,126,523 | 15.67 | 532,845 | 4.02 |
| 6400 | Income tax (expenses) profit (NB. 2 & 16) | (140,000) | (1.04) | (100,000) | (0.75) |
| 6900 | After-tax net profit (loss) | $1,986,523 | 14.72 | $432,845 | 3.27 |
| 7000 | Profit/loss per share (NTD) (NB. 2 & 17) | $1.15 | | $0.25 | |

See the notes on the reverse side for details.

Responsible Person: [Chop] Manager: [Chop] Accountant: [Chop]

**ATTACHMENT (ii)B-4** (Cont'd)

**FUBON INSURANCE CO., LTD.**

**Balance Sheet**

As of March 31, 2000 and December 31, 2001

Unit: NT$1,000

| Code | Assets | March 31, 2001 | % | March 31, 2000 | % |
|---|---|---|---|---|---|
| 11xx | Floating Assets | | | | |
| 1100 | Cash & Equivalent Cash (NB 2 & 4) | $17,025,052 | 23.03 | $15,804,274 | 23,96 |
| | Short-term investment (minus depreciation losses $0 and $0) (NB: 2 & 5) | 26,164,811 | 35.39 | 16,111,983 | 24.42 |
| 1141 | Bills receivable (minus bad debts $49,289 and $56,695) (NB 2 & 6) | 1,187,320 | 1.61 | 1,014,252 | 1.548 |
| 1150 | Revenues receivable | 440,104 | 0.60 | 298,489 | 0.456 |
| 1156 | Premiums receivable (minus bad debts $42,743 and $65,501) (NB 2 & 6) | 2,137,007 | 2895 | 1,879,604 | 2.85 |
| 1157 | Reinsurance claims to be amortized (NB 7) | 7,257,348 | 9.82 | 10,084,855 | 15.28 |
| 1166 | Business with other insurance companies | 1,285,392 | 1749 | 91722618 | 1.39 |
| 1178 | Other payment receivable (minus bad debts $0 and $0) | 387,865 | 0.52 | 1,257,607 | 1.91 |
| 1250 | Advance payment | 265,338 | 0.36 | 114,214 | 0.17 |
| 11xx | Subtotal | 56,150,237 | 75.96 | 47,482,512 | 71.97 |
| 13xx | Foreign Exchange Discount & Loan | | | | |
| 1322 | Short-term guaranteed loan (minus bad debts $16,000 and $14,695) (NB 8) | 64,000 | 0.09 | 149,305 | 0.23 |
| 13xx | Subtotal | 64,000 | 0.09 | 149,305 | 0.23 |
| 14xx | Fund, Long-term Investment & Payment Receivable | | | | |
| 1440 | Long-term investment (NB 2 & 9) | 13,812,730 | 20.94 | 13,812,730 | 20.94 |
| 14xx | Subtotal | 13,812,730 | 20.94 | 13,812,730 | 20.94 |
| 15xx | Fixed Assets (NB 2 & 10) | | | | |
| 1501 | Land | 600,550 | 0.81 | 600,550 | 0.91 |
| 1521 | Houses & buildings | 1,089,878 | 1.48 | 1,085,791 | 1.65 |
| 1541 | Traffic & transportation facilities | 76,478 | 0.10 | 78,626 | 0.12 |
| 1551 | Miscellaneous facilities | 401,704 | 0.54 | 359,459 | 0.54 |
| 15x1 | Cost | 2,168,619 | 2.93 | 2,124,405 | 3.22 |
| 15x2 | Minus: Accumulated depreciation | (592,786) | (0.80) | (526,259) | (0.80) |
| 1570 | Incomplete construction & ordered machinery | 251,878 | 0.34 | 64,310 | 0.10 |
| 15xx | Net price of fixed assets | 1,827,711 | 2.47 | 1,662,456 | 2.52 |
| 18xx | Other Assets | | | | |
| 1800 | Net price of non-business assets | 57,103 | 0.08 | 18,498 | 0.03 |
| 1821 | Security bond | 3,353,546 | 4.45 | 2,794,520 | 4.23 |
| 1834 | Reinsurance liability reserve | 9,513 | 0.01 | 8,898 | 0.01 |
| 1840 | Deferred expenses | 41,658 | 0.05 | 44,570 | 0.07 |
| 18xx | Subtotal | 3,461,820 | 4.68 | 2,886,486 | 4.34 |
| 1xxx | Total Assets | $73,923,981 | 100.00 | $65,973,489 | 100.00 |

| Code | Liabilities & Shareholders' Rights and Profits | March 31, 2001 | % | March 31, 2000 | % |
|---|---|---|---|---|---|
| 21xx | Floating Liabilities | | | | |
| 2105 | Liabilities attached with bills buyback (NB 2) | $5,780,560 | 7.825 | $2,077,391 | 3.15 |
| 2141 | Bills payable | 6,948 | 0.01 | 0 | 0.00 |
| 2147 | Expenses payable | 264,688 | 0.36 | 230,568 | 0.35 |
| 2148 | Tax payable | 229,007 | 0.31 | 290,512 | 0.44 |
| 2153 | Commissions payable | 299,753 | 0.40 | 297,985 | 0.45 |
| 2157 | Insurance claims payable | 5,331,356 | 7.21 | 8,086,237 | 12.26 |
| 2158 | Reinsurance claims payable | 349,957 | 0.47 | 234,370 | 0.35 |
| 2166 | Business with other insurance companies | 770,111 | 1.04 | 883,042 | 1.34 |
| 2178 | Other payment payable | 1,626,769 | 2.20 | 1,682,765 | 2.55 |
| 2250 | Advance payment received | 886,561 | 1020 | 375,800 | 0.57 |
| 21xx | Subtotal | 15,546,710 | 21.02 | 14,158,670 | 21.46 |
| 25xx | Long-term Liabilities | | | | |
| 2515 | Reserve for increased land value tax | 9,263 | 0.01 | 9,264 | 0.01 |
| 25xx | Subtotal | 9,263 | 0.01 | 9,264 | 0.01 |
| 28xx | *Other Liabilities* | | | | |
| 2800 | Reserve for business operation and liabilities (NB. 12) | 16,493,838 | 22.31 | 15,812,701 | 23.97 |
| 2821 | Security bond | 56,297 | 0.08 | 50,167 | 0.08 |
| 2834 | Reinsurance liability reserve | 778,668 | 1.05 | 927,885 | 1.47 |
| 28xx | Subtotal | 17,328,803 | 23.44 | 16,835,753 | 25.52 |
| 2xxx | Total liabilities | 32,884,776 | 44.47 | 31,003,687 | 46.99 |
| 3xxx | Shareholders' Rights and Profits | | | | |
| 3101 | Stock capital (common shares) (NB. 13) | 20,747,765 | 28.07 | 17,239,374 | 26.13 |
| 3200 | Capital reserve (NB. 14) | | | | |
| 3210 | Stock capital premium | 15,522,055 | 21.00 | 10,183,539 | 15.44 |
| 3202 | Income reserve | 80,339 | 0.11 | 79,954 | 0.12 |
| 3203 | Reserve for recalculated increased land value | 1,104 | 0.00 | 1,104 | 0.00 |
| 33xx | Reserved profit (NB. 15) | | | | |
| 3301 | Legal profit reserve | 1,448,802 | 1.96 | 1,188,643 | 1.80 |
| | Special profit reserve | 1,014,323 | 1.37 | 0 | 0.00 |
| 3310 | Reserve of unspecified profit allocation | 4,188,336 | 5.67 | 6,277,609 | 9.52 |
| 34xx | Adjusted rights and profits | | | | |
| 3400 | Unrealized long-term stock investment loss | (1,289,617) | (1.74) | 0 | 0.00 |
| 3410 | Accumulated conversion amount | 0 | 0.00 | (421) | 0.00 |
| 3xxx | Treasury stock | (673,902) | (0.91) | 0 | 0.00 |
| | Total of shareholders' rights and profits | 41,039,205 | 55.53 | 34,969,802 | 53.01 |
| 1xxx | Total of Liabilities and Shareholders' Rights and Profits | $73,923,981 | 100.00 | $65,973,489 | 100.00 |

See the notes on the reverse side for details.

Responsible Person: Manager: Accountant:

**FUBON INSURANCE CO., LTD.**

**Profit and Loss Statement**

Jan. 1 to Mar. 31, 2000 and Jan. 1 to Mar. 31, 2001

Unit: NT$1,000

| Code | Entry | 1st Quarter, 2001 | % | 1st Quarter, 2000 | % |
|---|---|---|---|---|---|
| 4100 | Business income | | | | |
| 4501 | Interest income | $430,797 | 3.36 | $326,779 | 2.42 |
| 4506 | Premium income | 4,574,105 | 35.67 | 4,240,130 | 31.41 |
| 4507 | Reinsurance commission income | 650,214 | 5.07 | 647,350 | 5.00 |
| 4509 | Amortization of reinsurance claims and payment | 968,633 | 7.55 | 1,253,729 | 9.29 |
| 4510 | Collection of premium reserve | 5,328,224 | 41.56 | 5,440,131 | 40.30 |
| 4511 | Collection of special reserve | 137,705 | 1.07 | 51,016 | 0.38 |
| 4514 | Collection of pending claims reserve | 146,477 | 1.14 | 156,443 | 1.16 |
| 4516 | Administrative fee income | 2,400 | 0.02 | 4,852 | 0.01 |
| 4532 | Long-term stock investment profits | 81,831 | 0.64 | 2,428 | 0.02 |
| 4533 | Immovable assets investment profits | 501,236 | 3.92 | 74,748 | 0.55 |
| 4609 | Other business income | 1,277,677 | 9.47 | 1,277,677 | 9.47 |
| 4100 | Total of business income | 12,821,622 | 100.00 | 13,497,431 | 100.00 |
| 5100 | Business cost | | | | |
| 5501 | Interest expenses | (52,179) | (0.41) | (29,859) | (0.22) |
| 5506 | Insurance expenses | (2,475,623) | (19.31) | (2,284,792) | (16.93) |
| 5508 | Commission expenses | (399,311) | (3.11) | (403,182) | (2.99) |
| 5509 | Insurance claims and payment | (2,068,328) | (16.31) | (2,282,518) | (16.91) |
| 5510 | Premium reserve for withdrawal | (5,155,975) | (40.21) | (5,263,969) | (39.00) |
| 5511 | Special reserve for withdrawal | (569,395) | (4.44) | (412,295) | (3.05) |
| 5514 | Pending claims reserve for withdrawal | (142,399) | (1.11) | (152,437) | (1.13) |
| 5516 | Processing fees | (25,529) | (0.20) | (28,139) | (0.21) |
| 5532 | Long-term stock investment loss | (756) | (0.01) | 0 | 0.00 |
| 5609 | Other business cost | (59,548) | (0.46) | (20,651) | (0.15) |
| 5100 | Total of business cost | (10,949,043) | (85.39) | (10,877,842) | (80.59) |
| 6000 | Net business profit (loss) | 1,872,579 | 14.61 | 2,619,589 | 19.41 |
| 5800 | Business expenses | | | | |
| 5811 | Operation expenses | (696,325) | (5.43) | (691,364) | (5.12) |
| 5821 | Management expenses | (127,954) | (0.99) | (131,526) | (0.98) |
| 6100 | Business profit (loss) | 1,048,300 | 8.19 | 1,796,699 | 13.31 |
| 4999 | Non-business income | | | | |
| 4911 | Property transaction profit | 5 | 0.00 | 0 | 0.00 |
| 4929 | Miscellaneous income | 21,392 | 0.17 | 421,066 | 3.12 |
| 4999 | Total of non-business income | 21,392 | 0.17 | 421,066 | 3.12 |
| 5999 | Non-business expenses | | | | |
| 5902 | Conversion loss | (24,189) | (0.19) | (83,252) | (0.61) |
| 5911 | Property transaction loss | (40) | 0.00 | (62) | 0.00 |
| 5929 | Miscellaneous expenses | (9,970) | (0.08) | (7,928) | (0.06) |
| 5999 | Total of non-business expenses | (34,199) | (0.27) | (91,242) | (0.67) |
| 6300 | Pre-tax net profit (loss) of continuous departments | 1,035,498 | 8.09 | 2,126,523 | 15.67 |
| 6400 | Income tax (expenses) profit (NB. 2 & 16) | (140,000) | (1.00) | (140,000) | (1.04) |
| 6900 | After-tax net profit (loss) | $895,498 | 6.99 | $1,986,523 | 14.72 |
| 7000 | Profit/loss per share (NTD) (NB. 2 & 17) | $0.44 | | $1.13 | |

See the notes on the reverse side for details.

Responsible Person: Manager: Accountant:

**ATTACHMENT (ii)B-4** (Cont'd)

**FUBON INSURANCE CO., LTD.**

## Balance Sheet

As of September 30, 1999 and September 30, 2000

Unit: NT$1,000

| Code | Assets | Sep. 30, 2000 | % | Sep. 30, 1999 | % |
|---|---|---|---|---|---|
| 11xx | Floating Assets | | | | |
| 1100 | Cash & Equivalent Cash (NB 2 & 4) | $13,634,975 | 21.65 | $13,902,531 | 22,66 |
| | Short-term investment (minus depreciation losses $0 and $850,851) (NB: 2 & 5) | 18,329,012 | 29.10 | 15,871,748 | 25.87 |
| 1141 | Bills receivable (minus bad debts $56,270 and $16,414) (NB 2 & 6) | 1,145,990 | 1.82 | 1,128,152 | 1.84 |
| 1150 | Revenues receivable | 410,017 | 0.65 | 396,992 | 0.64 |
| 1156 | Premiums receivable (minus bad debts $66,404 and $18,896) (NB 2 & 6) | 2,343,246 | 2.85 | 1,875,661 | 3.06 |
| 1157 | Reinsurance claims to be amortized (NB 7) | 8,267,883 | 13.13 | 10,778,243 | 17.57 |
| 1166 | Business with other insurance companies | 1,030,282 | 1.63 | 538,252 | 0.88 |
| 1178 | Other payment receivable (minus bad debts $0 and $0) | 541,977 | 0.86 | 507,756 | 0.83 |
| 1250 | Advance payment | 69,886 | 0.11 | 138,239 | 0.22 |
| 11xx | Subtotal | 45,773,268 | 72.67 | 45,137,574 | 73.57 |
| 13xx | Foreign Exchange Discount & Loan | | | | |
| 1322 | Short-term guaranteed loan (minus bad debts $13,855 and $12,746) (NB 8) | 66,145 | 0.11 | 71,254 | 0.12 |
| 13xx | Subtotal | 66,145 | 0.11 | 71,254 | 0.12 |
| 14xx | Fund, Long-term Investment & Payment Receivable | | | | |
| 1440 | Long-term investment (NB 2 & 9) | 12,547,519 | 19.92 | 11,514,158 | 18.77 |
| 14xx | Subtotal | 12,547,519 | 19.92 | 11,514,158 | 18.77 |
| 15xx | Fixed Assets (NB 2 & 10) | | | | |
| 1501 | Land | 600,550 | 0.95 | 623,950 | 1.02 |
| 1521 | Houses & buildings | 1,088,381 | 1.73 | 1,100,086 | 1.79 |
| 1541 | Traffic & transportation facilities | 74,585 | 0.12 | 75,717 | 0.12 |
| 1551 | Miscellaneous facilities | 378,959 | 0.60 | 352,777 | 0.58 |
| 15x1 | Cost | 2,142,474 | 3.40 | 2,152,530 | 3.15 |
| 15x2 | Minus: Accumulated depreciation | (554,613) | (0.88) | (486,063) | (0.79) |
| 1570 | Incomplete construction & ordered machinery | 99,680 | 0.16 | 34,179 | 0.05 |
| 15xx | Net price of fixed assets | 1,687,541 | 2.68 | 1,700,646 | 2.77 |
| 18xx | Other Assets | | | | |
| 1821 | Security bond | 2,850,723 | 4.53 | 2,788,904 | 4.55 |
| | Payment collectable (minus bad debts $276,140 and $118,605) (NB 11) | 0 | 0.00 | 118,541 | 0.19 |
| 1834 | Reinsurance liability reserve | 9,022 | 0.01 | 9,136 | 0.02 |
| 1840 | Deferred expenses (NB 2) | 51,002 | 0.08 | 8,067 | 0.01 |
| 18xx | Subtotal | 2,910,747 | 4.62 | 2,924,648 | 4.77 |
| 1xxx | Total Assets | $62,985,220 | 100.00 | $61,348,280 | 100.00 |

| Code | Liabilities & Shareholders' Rights and Profits | Sep. 30, 2000 | % | Sep. 30, 1999 | % |
|---|---|---|---|---|---|
| 21xx | Floating Liabilities | | | | |
| 2105 | Liabilities attached with bills buyback (NB 2) | $3,103,341 | 4.93 | $1,054,621 | 1.72 |
| 2141 | Bills payable | 0 | 0.00 | 46,387 | 0.08 |
| 2147 | Expenses payable | 406,782 | 0.00 | 429,507 | 0.70 |
| 2148 | Tax payable | 201,413 | 0.32 | 9,754 | 0.02 |
| 2153 | Commissions payable | 297,564 | 0.47 | 260,709 | 0.42 |
| 2157 | Insurance claims payable | 6,267,841 | 9.95 | 9,148,173 | 14.91 |
| 2158 | Reinsurance claims payable | 211,388 | 0.33 | 179,165 | 0.29 |
| 2166 | Business with other insurance companies | 921,040 | 1.46 | 491,161 | 0.80 |
| 2178 | Other payment payable | 2,172,881 | 3.45 | 1,646,297 | 2.68 |
| 2250 | Advance payment received | 564,605 | 0.90 | 328,929 | 0.54 |
| 21xx | Subtotal | 14,146,855 | 22.45 | 13,594,703 | 22.16 |
| 25xx | Long-term Liabilities | | | | |
| 2515 | Reserve for increased land value tax | 9,264 | 0.01 | 9,264 | 0.02 |
| 2517 | Retirement liabilities (NB 2) | 16,310 | 0.03 | 33,487 | 0.05 |
| 25xx | Subtotal | 25,574 | 0.04 | 42,750 | 0.07 |
| 28xx | Other Liabilities | | | | |
| 2800 | Reserve for business operation and liabilities (NB. 12) | 16,285,840 | 25.86 | 15,373,424 | 25.06 |
| 2821 | Security bond | 54,393 | 0.08 | 54,361 | 0.09 |
| 2834 | Reinsurance liability reserve | 831,398 | 1.32 | 1,065,903 | 1.73 |
| 28xx | Subtotal | 17,171,631 | 27.26 | 16,493,688 | 26.88 |
| 2xxx | Total liabilities | 31,344,060 | 49.75 | 30,131,141 | 49.11 |
| | Shareholders' Rights and Profits | | | | |
| 3xxx | Stock capital (common shares) (NB. 13) | 17,597,765 | 27.94 | 17,239,374 | 28.10 |
| 3101 | Capital reserve (NB. 14) | | | | |
| 3200 | Stock capital premium | 9,924,948 | 15.76 | 10,183,539 | 16.60 |
| 3210 | Income reserve | 80,334 | 0.13 | 79,933 | 0.13 |
| 3202 | Reserve for recalculated increased land value | 1,104 | 0.00 | 1,104 | 0.00 |
| 3203 | Reserved profit (NB. 15) | | | | |
| 33xx | Legal profit reserve | 1,448,802 | 2.03 | 1,188,643 | 1.94 |
| 3301 | Special profit reserve | 1,014,323 | 1.61 | 0 | 0.00 |
| 3310 | Reserve of unspecified profit allocation | 2,984;874 | 4.74 | 3,991,567 | 6.51 |
| 34xx | Adjusted rights and profits | | | | |
| 3400 | Unrealized long-term stock investment loss | (1,356,695) | 2.15 | (1,466,850) | (2.39) |
| 3410 | Accumulated conversion amount | (1,081) | 0.00 | (171) | 0.00 |
| 3xxx | Treasury stock (NB 16) | (53,277) | (0.08) | 0 | 0.00 |
| | Total of shareholders' rights and profits | 31,641,160 | 50.25 | 31,127,139 | 50.89 |
| 1xxx | Total of Liabilities and Shareholders' Rights and Profits | $62,985,220 | 100.00 | $61,348,280 | 100.00 |

See the notes on the reverse side for details.

Responsible Person:

Manager: [Chop]

Accountant:

FUBON INSURANCE CO., LTD.

**Profit and Loss Statement**

Jan. 1 to Sep 30, 1999 and Jan. 1 to Sep. 30, 2000

Unit: NT$1,000

| Code | Entry | 3rd Quarter, 2000 | % | 3rd Quarter, 1999 | % |
|---|---|---|---|---|---|
| 4100 | Business income | | | | |
| 4501 | Interest income | $1,006,043 | 3.37 | $1,060,750 | 2.93 |
| 4506 | Premium income | 13,558,089 | 45.36 | 13,775,502 | 38.09 |
| 4507 | Reinsurance commission income | 1,884,541 | 6.31 | 2,021,417 | 5.59 |
| 4509 | Amortization of reinsurance claims and payment | 3,973,941 | 13.30 | 10,409,441 | 28.78 |
| 4510 | Collection of premium reserve | 7,042,600 | 23.56 | 6,306,584 | 28.78 |
| 4511 | Collection of special reserve | 103,314 | 0.35 | 364,502 | 1.01 |
| 4514 | Collection of pending claims reserve | 156,443 | 1.52 | 99,078 | .0.27 |
| 4516 | Administrative fee income | 6,120 | 0.02 | 3,550 | 0.01 |
| 4533 | Immovable assets investment profits | 230,770 | 0.77 | 224,450 | 0.62 |
| 4609 | Other business income | 1,926,461 | 6.44 | 1.899,101 | 5.26 |
| 4100 | Total of business income | 29,888,322 | 100.00 | 36,164,345 | 100.00 |
| 5100 | Business cost | | | | |
| 5501 | Interest expenses | (103,365) | (0.35) | (62,788) | (0.17) |
| 5506 | Insurance expenses | (7,345,054) | (24.57) | (6,767,788) | (18.71) |
| 5508 | Commission expenses | (1,244,258) | (4.10) | (1,273,399) | (3.52) |
| 5509 | Insurance claims and payment | (7,505,075) | (25.11) | (13,995,537) | (38.70) |
| 5510 | Premium reserve for withdrawal | (7,144,706 | (23.90) | (6,958,545) | (19.24) |
| 5511 | Special reserve for withdrawal | (773,667) | (2.59) | (774,586) | (2.14) |
| 5514 | Pending claims reserve for withdrawal | (110,342) | (0.37) | (152,221) | (0.42) |
| 5516 | Processing fees | (79,688) | (0.27) | (110,975) | (0.31) |
| 5532 | Long-term stock investment loss | (2,029) | (0.01) | (5,446) | (0.02) |
| 5609 | Other business cost | (996,820) | (3.34) | (694,965) | 1.92 |
| 5100 | Total of business cost | (25,285,004) | (84.61) | (30,796,250) | (85.15) |
| 6000 | Net business profit (loss) | 4,603,318 | 15.40 | 5,368,095 | 14.84 |
| 5800 | Business expenses | | | | |
| 5811 | Operation expenses | (2,011,800) | (6.73) | (2,243,557) | (6.20) |
| 5821 | Management expenses | (416,243) | (1.39) | (428,619) | (1.19) |
| 6100 | Business profit (loss) | 2,175,275 | 7.28 | 2,695,919 | 7.45 |
| 4999 | Non-business income | | | | |
| 4911 | Property transaction profit | 506 | 0.00 | 27 | 0.00 |
| 4929 | Miscellaneous income | 449,153 | 1.50 | 54,081 | 0.15 |
| 4999 | Total of non-business income | 449,695 | 1.50 | 54,108 | 0.15 |
| 5999 | Non-business expenses | | | | |
| 5902 | Conversion loss | (28,960) | (0.09) | (45,085) | 0.12 |
| 5911 | Property transaction loss | (275) | 0.00 | (246) | 0.00 |
| 5929 | Miscellaneous expenses | (26,132) | (0.09) | (107,625) | (0.30) |
| 5999 | Total of non-business expenses | (55,367) | (0.18) | (152,956) | (0.42) |
| 6300 | Pre-tax net profit (loss) of continuous departments | 2,569,567 | 8.60 | 2,597,071 | 7.18 |
| 6400 | Income tax (expenses) profit (NB. 2 & 16) | (260,000) | (0.87) | (295,000) | (0.81) |
| 6900 | After-tax net profit (loss) | $2,309,567 | 7.73 | $2,302,071 | 6.37 |
| 7000 | Profit/loss per share (NTD) (NB. 2 & 17) | $1.31 | | $1.31 | |

See the notes on the reverse side for details.

Responsible Person: Manager: Accountant:

**ATTACHMENT (ii)B-4** (Cont'd)

**FUBON INSURANCE CO., LTD.**

**Balance Sheet**

As of September 30, 2000 and September 30, 2001

Unit: NT$1,000

| Code | Assets | Sep. 30, 2001 | % | Sep. 30, 2000 | % |
|---|---|---|---|---|---|
| 11xx | Floating Assets | | | | |
| 1100 | Cash & Equivalent Cash (NB 2 & 4) | $14,910,774 | 19.71 | $13,634,975 | 21.65 |
| | Short-term investment (minus NB: 2 & 5) | 28,616,410 | 37.820 | 18,329,012 | 29.10 |
| 1141 | Bills receivable (minus bad debts $56,270 and $16,414) (NB 2 & 6) | 1,114,235 | 1.47 | 1,145,990 | 1.82 |
| 1150 | Revenues receivable | 567,222 | 0.76 | 410,017 | 0.65 |
| 1156 | Premiums receivable (minus bad debts $66,404 and $18,896) (NB 2 & 6) | 2,091,651 | 2.76 | 2,343,246 | 2.85 |
| 1157 | Reinsurance claims to be amortized (NB 7) | 8,535,134 | 11.28 | 8,267,883 | 13.13 |
| 1166 | Business with other insurance companies | 1,382,8.5 | 1.83 | 1,030,282 | 1.63 |
| 1178 | Other payment receivable (minus bad debts $0 and $0) | 378,642 | 0.50 | 541,977 | 0.86 |
| 1250 | Advance payment | 255,650 | 0.34 | 69,886 | 0.11 |
| 11xx | Subtotal | 57,861,523 | 72670 | 45,773,268 | 72.67 |
| 13xx | Foreign Exchange Discount & Loan | | | | |
| 1322 | Short-term guaranteed loan (minus bad debts $13,855 and $12,746) (NB 8) | 48,000 | 0.06 | 66,145 | 0.11 |
| 13xx | Subtotal | 48,000 | 0.06 | 66,145 | 0.11 |
| 14xx | Fund, Long-term Investment & Payment Receivable | | | | |
| 1440 | Long-term investment (NB 2 & 9) | 12,648,217 | 16.72 | 12,547,519 | 19.92 |
| 14xx | Subtotal | 12,648,217 | 16.72 | 12,547,519 | 19.92 |
| 15xx | Fixed Assets (NB 2 & 10) | | | | |
| 1501 | Land | 649,960 | 0.86 | 600,550 | 0.95 |
| 1521 | Houses & buildings | 1,115,261 | 1.47 | 1,088,381 | 1.73 |
| 1541 | Traffic & transportation facilities | 70,941 | 0.09 | 74,585 | 0.12 |
| 1551 | Miscellaneous facilities | 451,397 | 0.60 | 378,959 | 0.60 |
| 15x1 | Cost | 2,287,559 | 3.02 | 2,142,474 | 3.40 |
| 15x2 | Minus: Accumulated depreciation | (631,629) | (0.83) | (554,613) | (0.88) |
| 1570 | Incomplete construction & ordered machinery | 0 | 0.00 | 99,680 | 0.16 |
| 15xx | Net price of fixed assets | 1,655,930 | 2.19 | 1,687,541 | 2.68 |
| 18xx | Other Assets | | | | |
| 1800 | Net price of non-business assets | 66,442 | 0.09 | 0 | 0.00 |
| 1821 | Security bond | 3,335,790 | 4.41 | 2,850,723 | 4.53 |
| | Payment collectable (minus bad debts $276,140 and $118,605) (NB 11) | 0 | 0.00 | 0 | 0.00 |
| 1834 | Reinsurance liability reserve | 9,743 | 0.01 | 9,022 | 0.01 |
| 1840 | Deferred expenses (NB 2) | 39,095 | 0.05 | 51,002 | 0.08 |
| 18xx | Subtotal | 3,451,034 | 4.56 | 2,910,747 | 4.62 |
| 1xxx | Total Assets | $75,664,704 | 100.00 | $62,985,220 | 100.00 |

| Code | Liabilities & Shareholders' Rights and Profits | Sep. 30, 2001 | % | Sep. 30, 2000 | % |
|---|---|---|---|---|---|
| 21xx | Floating Liabilities | | | | |
| 2105 | Liabilities attached with bills buyback (NB 2) | $8,126,925 | 10.74 | $3,103,341 | 4.93 |
| 2147 | Expenses payable | 342,757 | 0.45 | 406,782 | 0.00 |
| 2148 | Tax payable | 270,597 | 0.36 | 201,413 | 0.32 |
| 2153 | Commissions payable | 280,130 | 0.37 | 297,564 | 0.47 |
| 2157 | Insurance claims payable | 6,894,707 | 9.11 | 6,267,841 | 9.95 |
| 2158 | Reinsurance claims payable | 206,474 | 0.27 | 211,388 | 0.33 |
| 2166 | Business with other insurance companies | 1,179,145 | 1.56 | 921,040 | 1.46 |
| 2178 | Other payment payable | 2,019,732 | 2.67 | 2,172,881 | 3.45 |
| 2250 | Advance payment received | 460,576 | 0.61 | 564,605 | 0.90 |
| 21xx | Subtotal | 19,781,043 | 26.14 | 14,146,855 | 22.45 |
| 25xx | Long-term Liabilities | | | | |
| 2515 | Reserve for increased land value tax | 9,263 | 0.01 | 9,264 | 0.01 |
| 2517 | Retirement liabilities (NB 2) | 0 | 0.00 | 16,310 | 0.03 |
| 25xx | Subtotal | 9,263 | 0.01 | 25,574 | 0.04 |
| 28xx | Other Liabilities | | | | |
| 2800 | Reserve for business operation and liabilities (NB. 12) | 16,796,844 | 22.20 | 16,285,840 | 25.86 |
| 2821 | Security bond | 50,542 | 0.07 | 54,393 | 0.08 |
| 2834 | Reinsurance liability reserve | 627,610 | 0.83 | 831,398 | 1.32 |
| 28xx | Subtotal | 17,474,879 | 23.10 | 17,171,631 | 27.26 |
| 2xxx | Total liabilities | 37,265,185 | 49.25 | 31,344,060 | 49.75 |
| | Shareholders' Rights and Profits | | | | |
| 3xxx | Stock capital (common shares) (NB. 13) | 20,747,765 | 27424 | 17,597,765 | 27.94 |
| 3101 | Capital reserve (NB. 14) | | | | |
| 3200 | Stock capital premium | 15,522,055 | 20.50 | 9,924,948 | 15.76 |
| 3210 | Income reserve | 80,553 | 0.11 | 80,334 | 0.13 |
| 3202 | Reserve for recalculated increased land value | 1,104 | 0.00 | 1,104 | 0.00 |
| 3203 | Reserved profit (NB. 15) | | | | |
| 33xx | Legal profit reserve | 1,710,517 | 2.26 | 1,448,802 | 2.03 |
| 3301 | Special profit reserve | 1,917,520 | 2.53 | 1,014,323 | 1.61 |
| 3310 | Reserve of unspecified profit allocation | 1,193,469 | 1.58 | 2,984,874 | 4.74 |
| 34xx | Adjusted rights and profits | | | | |
| 3400 | Unrealized long-term stock investment loss | (1439,014) | 1.90 | (1,356,695) | 2.15 |
| 3410 | Accumulated conversion amount | 0 | 0.00 | (1,081) | 0.00 |
| 3xxx | Treasury stock (NB 16) | (1,334,450) | (1.76) | (53,277) | (0.08) |
| | Total of shareholders' rights and profits | 38,399,519 | 50.75 | 31,641,160 | 50.25 |
| 1xxx | Total of Liabilities and Shareholders' Rights and Profits | $75,664,704 | 100.00 | $62,985,220 | 100.00 |

See the notes on the reverse side for details.

Responsible Person: Manager: [Chop] Accountant:

**FUBON INSURANCE CO., LTD.**

**Profit and Loss Statement**

Jan. 1 to Sep 30, 2000 Jan. 1 to Sep. 30, 2001

Unit: NT$1,000

| Code | Entry | 3rd Quarter, 2000 | % | 3rd Quarter, 1999 | % |
|---|---|---|---|---|---|
| 4100 | Business income | | | | |
| 4501 | Interest income | $1,274,531 | 3.84 | $1,006,043 | 3.37 |
| 4506 | Premium income | 13,933,475 | 41.93 | 13,558,089 | 45.36 |
| 4507 | Reinsurance commission income | 1,833,530 | 5.521 | 1,884,541 | 6.31 |
| 4509 | Amortization of reinsurance claims and payment | 5,882,474 | 17.70 | 3,973,941 | 13.30 |
| 4510 | Collection of premium reserve | 7,098,177 | 21.36 | 7,042,600 | 23.56 |
| 4511 | Collection of special reserve | 436,139 | 1.31 | 103,314 | 0.35 |
| 4514 | Collection of pending claims reserve | 146,477 | 0.442 | 156,443 | 1.52 |
| 4516 | Administrative fee income | 5,536 | 0.02 | 6,120 | 0.02 |
| 4533 | Immovable assets investment profits | 239,517 | 0.72 | 230,770 | 0.77 |
| 4609 | Other business income | 2,380,764 | 7.16 | 1,926,461 | 6.44 |
| 4100 | Total of business income | 33,230,620 | 100.00 | 29,888,322 | 100.00 |
| 5100 | Business cost | | | | |
| 5501 | Interest expenses | (198,011) | (0.60) | (103,365) | (0.35) |
| 5506 | Insurance expenses | (7,831,692) | (23.51) | (7,345,054) | (24.57) |
| 5508 | Commission expenses | (1,258,976) | (3.79) | (1,244,258) | (4.10) |
| 5509 | Insurance claims and payment | (9,590,022) | (28.86) | (7,505,075) | (25.11) |
| 5510 | Premium reserve for withdrawal | (6,845,988 | (20.60) | (7,144,706 | (23.90) |
| 5511 | Special reserve for withdrawal | (1,129,558) | (3.40) | (773,667) | (2.59) |
| 5514 | Pending claims reserve for withdrawal | (87,868) | (0.26) | (110,342) | (0.37) |
| 5516 | Processing fees | (86,107) | (0.26) | (79,688) | (0.27) |
| 5532 | Long-term stock investment loss | (3,237) | (0.01) | (2,029) | (0.01) |
| 5609 | Other business cost | (1,679,573) | (5.05) | (996,820) | (3.34) |
| 5100 | Total of business cost | (28,693,032) | (86.34) | (25,285,004) | (84.61) |
| 6000 | Net business profit (loss) | 4,537,588 | 13.65 | 4,603,318 | 15.40 |
| 5800 | Business expenses | | | | |
| 5811 | Operation expenses | (1,997,555) | (6.01) | (2,011,800) | (6.73) |
| 5821 | Management expenses | (382,368) | (1.15) | (416,243) | (1.39) |
| 6100 | Business profit (loss) | 2,157,665 | 6.49 | 2,175,275 | 7.28 |
| 4999 | Non-business income | | | | |
| 4902 | Conversion profit | 141,319 | 0.43 | 0 | 0.00 |
| 4911 | Property transaction profit | 286 | 0.00 | 506 | 0.00 |
| 4929 | Miscellaneous income | 41,920 | 0.13 | 449,153 | 1.50 |
| 4999 | Total of non-business income | 183,525 | 0.56 | 449,695 | 1.50 |
| 5999 | Non-business expenses | | | | |
| 5902 | Conversion loss | 0 | 0.00 | (28,960) | (0.09) |
| 5911 | Property transaction loss | (492) | 0.00 | (275) | 0.00 |
| 5929 | Miscellaneous expenses | (879,584) | (2.65) | (26,132) | (0.09) |
| 5999 | Total of non-business expenses | (880,076) | (2.65) | (55,367) | (0.18) |
| 6300 | Pre-tax net profit (loss) of continuous departments | 1,461,114 | 4.40 | 2,569,567 | 8.60 |
| 6400 | Income tax (expenses) profit (NB. 2 & 16) | (350,000) | (1.06) | (260,000) | (0.87) |
| 6900 | After-tax net profit (loss) | $1,111,114 | 3.346 | $2,309,567 | 7.73 |
| 7000 | Profit/loss per share (NTD) (NB. 2 & 17) | $0.55 | | $1.31 | |

See the notes on the reverse side for details.

Responsible Person: Manager: Accountant:

**Attachment (ii)B-5**

[English Translation]

# PUBLIC NOTICE BY FUBON FINANCAIL HOLDING CO., LTD. (THE "COMPANY")

February 7, 2002 Code Fu-jin-mi-fa No. 103

The business volume, endorsed guaranteed amount, loans, and derivatives transaction amount of the Company as of January 31, 2002 are as follows:

Unit: NT$1,000

---

1. This month: Total Invoice Amount: 0 thousands NT dollars, Operating Income: 1,113,689 thousands NT dollars.

2. The balance of loans given by the Company amounts to 0 thousands NT dollars, the balance of loans given by the Company's subsidiaries amounts to 0 thousands NT dollars.

3. The endorsed guaranteed amount of the Company is 0 NT dollars, the balance of endorsed guaranteed amount of the Company's subsidiaries is 0 NT dollars.

4. The amount of financial derivatives contract transactions which have not been written-off is 0 NT dollars, the amount of the Company's subsidiaries financial derivatives contract transactions which have not been written-off is 18,816,817 NT dollars.

---

Note 1: When there are no endorsed guarantees or loans or when the amount is zero, please state it as 'none' or '0'.

Note 2: If the total amount of loans and endorsed guarantees exceed the prescribed limit, or when target individual amounts exceed the prescribed limit, please state this in the Public Notice.

Note 3: The details of loans, endorsed guarantees, and derivatives transactions are already provided in the Stock Market Watch Information System, the site address is http:// www.tse.com.tw

**Attachment (ii)B-7**

**Report on use of proceeds**

**A. Issuance of new shares approved by Securities and Futures Commission on March 5, 1998**

Unit: NT$1000

| Items | Status | | Accumulated to 1st quarter, 2000 | Accumulated to 2nd quarter, 2000 | Accumulated to 3rd quarter, 2000 | Accumulated to 4th quarter, 2000 | Accumulated to 1st quarter, 2001 | Accumulated to 2nd quarter, 2000 | Accumulated to 3rd quarter, 2000 |
|---|---|---|---|---|---|---|---|---|---|
| Net Reinsurance Premium | Amount | Estimated | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 |
| | | Actual | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 | 2,961,526 |
| | Progress(%) | Estimated | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| | | Actual | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| Investment to Taiwan High Speed Railway Co. Ltd. | Amount | Estimated | 2,178,000 | 2,178,000 | 2,178,000 | 2,178,000 | 2,178,000 | 2,178,000 | 2,178,000 |
| | | Actual | 925,000 | 1,155,000 | 1,155,000 | 1,155,000 | 1,155,000 | 1,155,000 | 1,155,000 |
| | Progress(%) | Estimated | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| | | Actual | 42.47 | 53.03 | 53.03 | 53.03 | 53.03 | 53.03 | 53.03 |
| Total | Amount | Estimated | 5,139,526 | 5,139,526 | 5,139,526 | 5,139,526 | 5,139,526 | 5,139,526 | 5,139,526 |
| | | Actual | 3,886,526 | 4,116,526 | 4,116,526 | 4,116,526 | 4,116,526 | 4,116,526 | 4,116,526 |
| | Progress(%) | Estimated | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 | 100.00 |
| | | Actual | 75.62 | 80.10 | 80.10 | 80.10 | 80.10 | 80.10 | 80.10 |

*** Total Proceeds: NT$ 5,139,526,000.**

*The progress of use of proceeds were delayed due to the belated capital increase of High Speed Railway Co. Ltd.

**B. Issuance of new shares approved by Securities and Futures Commission on November 8, 2000**

| Items | Status | | 3rd Quarter, 2000 |
|---|---|---|---|
| Investment in Foreign Reinsurance Companies | Amount | Estimated | 1,442,028 |
| | | Actual | - |
| | Progress(%) | Estimated | 0.02% |
| | | Actual | - |
| Construction | Amount | Estimated | 347,434 |
| | | Actual | - |
| | Progress(%) | Estimated | 57.90% |
| | | Actual | - |
| Acquisition of Computer Equipment | Amount | Estimated | 198,016 |
| | | Actual | - |
| | Progress(%) | Estimated | 33.33% |
| | | Actual | - |
| Total | Amount | Estimated | 1,981,478 |
| | | Actual | - |
| | Progress(%) | Estimated | 23.65% |
| | | Actual | - |

**Total Proceeds: US$ 271,192,000 (Approximately NT$ 8,404,245,075)**

**Attachment (iii)-3**

[English Translation]

Fubon Insurance Co., Ltd.

**Minutes of the Shareholders Meeting 2000**

1. Time: May 15, 2000 (Monday) 9:00 A.M.

2. Location: 19, Lane 39, Pashi First Street, Pashi Li, Tamsui, Taipei County (Auditorium of Fubon Education Center)

3. Opening session:

   9:00 A.M. Chairman Daniel Tsai, who chaired the meeting, announced the commencement of the meeting upon the statutory quorum being met (1,137,665,422 shares represented by the attending shareholders, or 65.99% of the total outstanding shares)

   Chairman of the meeting:

   Daniel Tsai

   Recording Secretary:

   Ho Cun-lin

4. Chairman's speech:

   (Omitted)

5. Reports:

   (1) The company's business report of 1999 and business plan of 2000. Attachment 1.

   (2) Supervisor's review report and accountant's audit report. Attachments 2 and 3.

(3) Matter relating to the company's Asset Acquisition and Disposition Procedure:

a. Report on the revision of the Asset Acquisition and Disposition Procedure (acknowledged)

b. Report on transactions between the company and actual interested parties in 1999 (acknowledged)

6. For acknowledgement

Issue: The company's final statements of 1999 were completed and duly audited by the accountant. They are hereby submitted for acknowledgement. **By the board of directors**

Explanation: 1. The company's final statements of 1999, including a business report, balance sheet, profit and loss statement, statement of change in shareholder equity, cash flow statement, and list of main property, were completed and jointly audited by Liu ke-hsuen and Tao Hung-wen, CPAs, Taiwan Union & Co. Please refer to Attachment 3 for the audit report in and Attachments 1, 4, 5, 6, 7, 8 for the relevant information.

2. The final statements were approved by resolution at the company's 16th meeting of the directors of the 15th term and the fifth joint meeting of the supervisors of the 28th term, and reviewed by the supervisors.

3. The final statements are hereby submitted for acknowledgement.

6. For acknowledgement

Issue 1: The company's profit distribution plan of 1999 is hereby submitted for decision. **By the board of directors**

Explanation: 1. The above plan was approved in the company's 16th meeting of the directors of the 15th term and the fifth meeting of the supervisors of the 28th term.

2. The company's net profit of 1999, NT$4,291,086,363, i.e., NT$2,601,612,475 less NT$21,553 in capital reserve converted from proceeds from the sale of assets, plus NT$1,689,495,441 in undistributed profit of the previous year, is proposed to be distributed as follows:

   (1) Legal reserve: NT$260,159,092

   (2) Special reserve: NT$1,014,322,500

   (3) Cash dividend: NT$2,241,118,660

   (4) Stock dividend: NT$86,196,870

   (5) Staff bonus: NT$1,362,920

   (6) Undistributed profit as of year end: NT$675,686,321

3. Please refer to Attachment 9 for the Profit Distribution Chart.

4. An analysis of the impact of the previous two years and the instant share distribution *gratis* on the company's business performance, profit per share and returns on investment to shareholders is hereby submitted pursuant to the January 3, 2000 letter of the Securities and Futures Exchange Commission, Ministry of Finance, referenced 89th Year-Tai-Tsai-Cheng-(1)-Tze-No. 100116. Please see Attachment 10.

Resolved: Passed

Issue 2: The company proposes to capitalize its profit, staff bonus and capital reserve for issuing new stock. The proposal is hereby submitted for decision. **By the board of directors**

Explanation: The company proposes to capitalize its profit, staff bonus and capital reserve in the amount of NT$358,390,400 for the issue of 35,839,040 new shares. The paid-in capital after the capital increase will be NT$17,597,764,710, which will be 1,759,776,471 shares with a par value of NT$10 each. The proposed capitalization is as follows:

(1) The company proposes to draw NT$86,196,870 from the profit of 1999 for distribution, for the issue of 8,619,687 new shares each with a par value of NT$10. Five shares will be distributed *gratis* for every thousand shares to each shareholder listed on the shareholder roster on the record date for exclusion, based on his or her shareholding. Cash will be distributed for any fraction of one share. Such fractions are to be made available to the company's Staff Welfare Committee for subscription at their face value.

(2) The company proposes to appropriate NT$258,590,610 from the capital reserve converted by cash capital increase for issue of shares at a premium, for capitalization for the purpose of issuing 25,859,061 new shares each with a par value of NT$10. 15 shares will be distributed *gratis* for every thousand shares to each shareholder listed on the shareholder roster on the record date for exclusion, based on his or her shareholding. Cash will be distributed for any fraction of one share. Such fractions are to be made available to the company's Staff Welfare Committee for subscription at their face value.

(3) The company proposes to capitalize the NT$1,362,920 staff bonus out of the distributed profit of 1999 for the issue of 1,360,292 new shares, pursuant to Article 240 of the Company Law and the company's articles of incorporation.

(4) The rights and obligations with respect to all the new shares to be issued above are the same as those with respect to the outstanding and listed shares. Upon approval granted in an ordinary shareholders meeting and by the competent authority, the board of directors will be authorized to prescribe a record date of exclusion

on which the new shares will be distributed based on the shareholding specified in the shareholder roster as at such date.

Resolved: The proposal is approved as above.

Issue 3: The company hereby submits a proposal to amend its articles of incorporation for decision. **By the board of directors**

Explanation: 1. Pursuant to the January 3, 2000 letter of the Securities and Futures Exchange Commission, Ministry of Finance, referenced 89th Year-Tai-Tsai-Cheng-(1)-Tze-No. 100116, all companies whose stock is traded on the stock exchange or OTC market are required to set forth their stock dividend policies in their articles of incorporation, in order to ensure sound financial planning of the companies and safeguard investors' rights and interests.

2. The company has added the relevant provision in Article 32 of its articles of incorporation in compliance with the above requirement. Such amendment has been approved in the 16th meeting of the directors of the 15th term and the fifth joint meeting of the supervisors of the 28th term.

Resolved: The proposal is approved as above.

8. Extempore motion:

Nil.

Adjournment: 9:30 A.M. (1,138,132,213 shares represented by the attending shareholders, or 66.01% of the total outstanding shares)

Daniel Tsai (sealed) Ho Chun-lin (sealed)

Chairman Recording Secretary

# Fubon Insurance Co., Ltd.

## 2001 Shareholder's Meeting

1. Time: May 22, 2001 (Tuesday) 9:00 A.M.

2. Location: 19, Lane 39, Pashi First Street, Pashi Li, Tamsui, Taipei County (Auditorium of Fubon Education Center)

3. Opening session:

   9:00 A.M. Chairman Daniel Tsai, who chaired the meeting, announced the commencement of the meeting upon the statutory quorum being met (1,137,665,422 shares represented by the attending shareholders, or 65.99% of the total outstanding shares)

   Chairman of the meeting:

   Daniel Tsai

   Recording Secretary:

   Ho Cun-lin

4. Chairman's speech:

   (Omitted)

5. Reports:

A. The business report in 2000 and the business plan in 2001.

B. Supervisor's review report.

C. The report of matters relating to the company's Asset Acquisition and Disposition Procedure (transactions between the company and actual interested parties).

D. The report with respect to the execution of the repurchase of treasury stocks.

E. The acknowledgement of the statement of the final settlement of account in 2000.

F. The acknowledgement of the regulation about the transfer of repurchased shares to the employees.

G. The discussion over the 2000 profits distribution plan.

H. The release on the prohibition of business strife of directors.

I. The release on the prohibition of business strife of newly elected directors.

J. The amendment of the charter.

K. The reelection of directors and supervisors.

L. Other proposals and extempore motions.

6. Resolutions:

Resolved:

Declaration and payment of cash dividends by NT 1 per share. The record date of ex dividend will be set and dividends will be declared and paid according to the shareholding proportion of shareholders in the stock ledger.

Resolved that:

Mr. Robert Price be released of his post as Director of the Company (representative of Dao-yin Industry Co., Ltd.).

Resolved that:

The Company's Stocks are, pursuant to Article 165 of the Company Law, prohibited to transfer in the period from Apr. 23, 2001 to May. 23, 2001.

7. Extempore motion: Nil.

Adjournment: 9:30 A.M.

| | |
|---|---|
| Daniel Tsai (sealed) | Ho Chun-lin (sealed) |
| Chairman | Recording Secretary |